                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-58829
                                2,400,000 Shares

                                CoultPharm.logo

                                  Common Stock

                               ------------------

     All of the 2,400,000 shares of Common Stock offered hereby are being sold by Coulter Pharmaceutical, Inc. ("Coulter Pharmaceutical" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CLTR." On July 30, 1998, the last reported sale price of the Common Stock was $25.56 per share.

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

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

                                                                          UNDERWRITING
                                                    PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                     PUBLIC               COMMISSIONS              COMPANY(1)
-------------------------------------------------------------------------------------------------------------------
Per Share..................................          $25.00                  $1.37                   $23.63
-------------------------------------------------------------------------------------------------------------------
Total(2)...................................       $60,000,000              $3,288,000             $56,712,000
-------------------------------------------------------------------------------------------------------------------
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

(1) Before deducting expenses of the offering estimated at $300,000, payable by the Company.
(2) The Company has granted to the Underwriters a 30-day option to purchase up to 360,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $69,000,000, $3,781,200 and $65,218,800, respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about August 5, 1998.

BT Alex. Brown

                    Hambrecht & Quist

                                       Pacific Growth Equities, Inc.

                                                              Piper Jaffray Inc.

                 THE DATE OF THIS PROSPECTUS IS JULY 31, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.
                               ------------------

     Bexxar(TM) is a trademark of the Company. This Prospectus also may contain trademarks of other companies.
                               ------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-19311) with the SEC are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and (c) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on December 20, 1996, including any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Secretary, Coulter Pharmaceutical, Inc., at the Company's executive offices located at 550 California Avenue, Suite 200, Palo Alto, CA 94306, (650) 849-7500.
                               ------------------

     THE UNDERWRITERS AND CERTAIN OTHER PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company is developing a family of cancer therapeutics based upon two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, the Company is currently concentrating on two distinct platform technologies: therapeutic antibodies based on conjugated antibody technology and targeted oncologics based on tumor activated peptide ("TAP") pro-drug technology.

     The Company's most advanced product candidate, Bexxar(TM)(iodine I 131 tositumomab), consists of a monoclonal antibody conjugated with a radioisotope. The Company intends to file a Biologic License Application ("BLA") with the United States Food and Drug Administration ("FDA") by the end of 1998 for the use of Bexxar for the treatment of low-grade and transformed low-grade non-Hodgkin's lymphoma ("NHL") in patients who have relapsed after or are refractory to chemotherapy. The Company intends to seek expedited BLA review and marketing approval for Bexxar, while simultaneously pursuing clinical trials to expand its potential uses to other indications. The Company believes that Bexxar, if successfully developed, would be the first radioimmunotherapy approved in the United States for the treatment of people with cancer.

     In a Phase I/II clinical trial of Bexxar, 42 patients with low-grade or transformed low-grade NHL who had relapsed from previous chemotherapy regimens achieved an 83% overall response rate and a 48% complete response rate. Of those patients who experienced a complete response, the average duration of response was 20.2 months as of July 1997, the date of the final study report. In December 1997, the Company presented data on a multi-center, Phase II clinical trial in heavily pre-treated, relapsed and refractory low-grade and transformed low-grade NHL patients. The 45 evaluable patients in this trial achieved a 60% overall response rate and a 31% complete response rate. As of December 1997, the longest complete response was 20 months and the median duration of complete response had not yet been reached.

     Currently, the Company is gathering data from a fully enrolled 60-patient Phase III multi-center investigational trial which included NHL patients refractory to chemotherapy with few or no other treatment options. The objective of this trial is to compare each patient's duration of response to treatment with Bexxar with that patient's duration of response to his or her most recent chemotherapy. For the primary endpoint of this trial to be achieved, the duration of response to Bexxar must be at least one month longer than the duration of response to prior chemotherapy in a majority of patients. In May 1998, the Company announced interim data from this trial. Of the 13 patients with adequate follow up data and whose response durations to chemotherapy and Bexxar were not equivalent, 77% experienced a longer duration of response to Bexxar compared to 23% who experienced a longer duration of response to his or her prior chemotherapy.

     The Company also intends to pursue additional trials to expand the potential use of Bexxar to other indications. The Company currently is conducting a single-center Phase II trial in up to 70 newly diagnosed low-grade NHL patients. An interim analysis of data from the first 32 patients showed a 100% overall response rate. Of the 24 patients for whom adequate follow up data was available, 71% achieved complete responses. Additionally, in nine of the patients no evidence of NHL could be detected at molecular levels using polymerase chain reaction ("PCR") analysis. As of April 1998, 24 patients were in ongoing remission, with the longest duration being 18.5 months. The Company believes that its Phase II trial of Bexxar for patients newly diagnosed with NHL is the first clinical trial of a radioimmunotherapy as a stand-alone, first-line treatment for people with cancer.

     Cancer is a family of more than one hundred diseases that can be categorized into two broad groups: hematologic ("blood-borne") malignancies and solid tumor cancers. Bexxar addresses NHL, a blood-borne cancer of the immune system affecting B-cells that is categorized as low-, intermediate- or high-grade disease. In the United States, the Company estimates that approximately 140,000 patients have low-grade or transformed low-grade NHL. While patients with low-grade and transformed low-grade NHL often can achieve one or more remissions with chemotherapy, eventually these patients relapse and ultimately die from the disease or from complications of treatment.

     Bexxar is designed to optimize therapeutic benefit for each patient without the debilitating side effects typically associated with conventional cancer treatments. Bexxar consists of a radioisotope, 131)Iodine ("(131)I"), combined with a monoclonal antibody (the "B-1 Antibody") which recognizes and binds to the CD20 antigen, an antigen commonly expressed on the surface of B-cells primarily during that stage of their life cycle when NHL arises. Bexxar is administered to patients pursuant to a proprietary therapeutic protocol consisting of a single, two-dose regimen that the Company believes can be administered primarily on an outpatient basis under applicable Nuclear Regulatory Commission ("NRC") regulations.

     The objective of the Company's second technology platform, the TAP pro-drug program, is to broaden significantly the therapeutic windows of conventional chemotherapies. The Company is developing TAP pro-drug versions of cytotoxic drugs designed to be activated preferentially in the proximity of metastatic cancer cells, yet stable in circulation and normal tissues. Accordingly, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells.

     The Company currently is developing a pro-drug version of doxorubicin, "Super-Leu-Dox," to treat certain solid tumor cancers. In vitro studies of one analog of Super-Leu-Dox have shown that the compound is 40 times more likely to be absorbed and chemically activated by tumor cells than by normal cells. An earlier leucine-doxorubicin conjugate was tested as a stand-alone therapy for the treatment of solid tumors in two separate dose escalation trials in Europe in a total of 59 patients. Patients in these trials safely tolerated doses well in excess of those associated with unmodified doxorubicin. The Company is in the process of selecting the lead development analog of Super-Leu-Dox to pursue in clinical trials, which are expected to commence in 1999.

     The Company intends to market and sell its products in North America through a direct sales force and, where appropriate, in collaboration with marketing partners. The Company believes that an established sales and marketing capability will enable it to compete effectively for opportunities to license or distribute later-stage product candidates and approved products.
Internationally, the Company intends to distribute its products through marketing partners.

     The Company was incorporated under the laws of Delaware in February 1995. The Company's executive offices are located at 550 California Avenue, Suite 200, Palo Alto, California 94306, and its telephone number is (650) 849-7500.

                                  THE OFFERING

Common Stock offered by the Company..........  2,400,000 shares
Common Stock to be outstanding after the
  offering...................................  16,029,528 shares(1)
Use of proceeds..............................  For establishing sales and marketing capabilities, building pre-launch inventory,
                                               funding of clinical trials and manufacturing
                                               scale-up; and for other research and
                                               development, working capital and general
                                               corporate purposes.
Nasdaq National Market symbol................  CLTR

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEARS ENDED            THREE MONTHS
                                         INCEPTION             DECEMBER 31,          ENDED MARCH 31,
                                     (FEB. 16, 1995) TO    --------------------    -------------------
                                       DEC. 31, 1995         1996        1997       1997        1998
                                     ------------------    --------    --------    -------    --------
STATEMENTS OF OPERATIONS DATA:
    Research and development
      expenses.....................     $     2,539        $ 13,681    $ 21,045    $ 3,036    $  9,017
    Selling, general and
      administrative expenses......             581           2,409       7,610      1,208       2,160
    Total operating expenses.......           3,120          16,090      28,655      4,244      11,177
    Net loss.......................          (2,993)        (15,338)    (26,328)    (3,806)    (10,265)

    Basic and diluted net loss per
      share........................     $(12,736.17)       $(649.39)   $  (2.58)   $ (0.56)   $  (0.77)
    Shares used in computing basic
      and diluted net loss per
      share(2).....................           0.235              24      10,197      6,792      13,377
    Pro forma basic and diluted net
      loss per share...............            $(1.28)       $(2.65)
    Shares used in computing pro
      forma basic and diluted net
      loss per share(2)............           2,342           5,793

                                                                   MARCH 31, 1998
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(3)
                                                              -------    --------------
BALANCE SHEET DATA:
    Cash, cash equivalents and short-term investments.......  $67,371       $123,783
    Working capital.........................................   54,660        111,072
    Total assets............................................   71,105        127,517
    Deficit accumulated during the development stage........  (54,924)       (54,924)
    Total stockholders' equity..............................   55,797        112,209

---------------
(1) Based on the number of shares outstanding at March 31, 1998. Excludes 1,707,180 shares of Common Stock that were subject to outstanding options at such date at a weighted average exercise price of $8.71 per share and 24,666 shares of Common Stock issuable upon exercise of a warrant at an exercise price of $9.75 per share. Subsequent to March 31, 1998, the Board of Directors granted options to purchase an additional 526,400 shares of Common Stock at an exercise price of $25.00 per share. See "Capitalization."
(2) See Note 1 of Notes to March 31, 1998 and December 31, 1997 Consolidated Financial Statements for an explanation of the determination of shares used in computing basic and diluted net loss per share and pro forma basic and diluted net loss per share.
(3) As adjusted to reflect the sale of 2,400,000 shares of Common Stock offered by the Company hereby at the public offering price of $25.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus and in documents incorporated by reference into this Prospectus before purchasing the shares of Common Stock offered hereby.

UNCERTAINTIES RELATED TO PRODUCT DEVELOPMENT

     The Company's product candidates are generally in early stages of development, with only one in clinical trials. The development of safe and effective therapies for the treatment of people with cancer is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     The results of initial preclinical and clinical testing of the products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. Additional development and clinical testing will be required prior to seeking any regulatory approval for commercialization of these potential products. There can be no assurance that clinical trials of Bexxar or other product candidates under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals for the indications being studied, or at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of Bexxar or any other therapeutic product under development could delay or prevent regulatory approval of the product and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Furthermore, the timing and completion of current and planned clinical trials are dependent upon, among other factors, the rate at which patients are enrolled, which is a function of many factors, including the size of the patient population, the proximity of patients to the clinical sites, the number of clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. There can be no assurance that delays in patient enrollment in clinical trials will not occur, and any such delays may result in increased costs, program delays or both, which could have a material adverse effect on the Company's business, financial condition and results of operations.

EARLY STAGE OF DEVELOPMENT

     Since its inception in 1995, the Company has been engaged in the development of drugs and related therapies for the treatment of people with cancer. The Company's product candidates are generally in early stages of development, with only one in clinical trials. No revenues have been generated from product sales or product royalties; and products resulting from the Company's research and development efforts, if any, are not expected to be available commercially for at least the next one to two years. No assurance can be given that the Company's product development efforts, including clinical trials, will be successful, that required regulatory approvals for the indications being studied can be obtained, that its products can be manufactured at acceptable cost and with appropriate quality or that any approved products can be successfully marketed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     All new drugs and biologics, including the Company's products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Food, Drug and Cosmetic Act ("FD&C Act") and other laws including, in the case of biologics, the Public Health Services Act, and by state and local governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, premarket approval, advertising, promotion, sale and distribution of such products. If drug products are marketed abroad, they also are subject to extensive regulation by foreign governments.

     The regulatory process, which includes preclinical studies and clinical trials of each potential product and indication, is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most new drugs and biologics, including the Company's products under development, must be approved by the FDA. Securing FDA marketing approvals often requires the submission of extensive preclinical and clinical data and supporting information to the FDA. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing. Moreover, regulatory approvals for products such as new drugs and biologics, even if granted, may include significant limitations on the uses for which such products may be marketed.

     There can be no assurance that the Company will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of its product candidates, and delays in receipt or failures to receive such approvals or failures to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Certain material manufacturing changes to new drugs and biologics also are subject to FDA review and approval. There can be no assurance that any approvals that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained. Further, failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals of the FDA to grant premarket approval of drugs and biologics or to allow the Company to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

     Manufacturers of drugs and biologics, including the Company's third party manufacturers, also are required to comply with the applicable FDA current Good Manufacturing Practice ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. The Company relies upon MDS Nordion, Inc. ("Nordion") for centralized radiolabeling of the B-1 Antibody at Nordion's radiolabeling facility in Canada. To the Company's knowledge, Nordion's facilities previously have not been licensed by the FDA as suitable for commercial manufacturing of a drug or biologic. There can be no assurance that the Company, Nordion or any of the Company's other suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements. Such failure could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company intends to seek expedited review of the Bexxar BLA under provisions recently enacted in the FDA Modernization Act of 1997 ("FDAMA"). Under FDAMA's new fast track program, the sponsor of a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for such a condition may qualify for expedited review. Significant uncertainty exists as to the extent to which FDAMA will result in expedited review and approval. Further, although the FDA has been mandated to issue guidance on the policies and procedures applicable to "fast track products" under FDAMA, such guidelines are not yet available. Moreover, the FDA is not bound by discussions that an applicant may have had with FDA staff. Approval of a fast track product may be subject to (i) post-approval studies to validate a surrogate endpoint or to confirm the effect on a clinical endpoint and (ii) prior FDA review of all promotional materials. A determination that Bexxar is not eligible for expedited review or delays and additional expenses associated with generating a response to any request for additional trials or for review of promotional materials could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, products approved under expedited procedures are also subject to expedited withdrawal of approval procedures. See "Business -- Government Regulation."

DEPENDENCE ON SUPPLIERS; MANUFACTURING AND SCALE-UP RISK

     The Company has no internal capacity or experience with respect to manufacturing products for large-scale clinical trials or commercial purposes. The Company has entered into development contracts with two third-party manufacturers, Lonza Biologics PLC ("Lonza") and Boehringer Ingleheim Pharma KG ("BI Pharma KG"), to produce the B-1 Antibody. The Company has entered into a commercial supply agreement with Lonza and is negotiating a commercial supply agreement with BI Pharma KG, although there can be no assurance that such contract will be entered into in a timely manner, if at all. In addition, there can be no assurance that any B-1 Antibody produced by BI Pharma KG will be deemed by the FDA to be clinically equivalent to B-1 Antibody produced by Lonza, which equivalence is a prerequisite to clinical or commercial use of any B-1 Antibody produced by BI Pharma KG. These manufacturers have limited experience producing the B-1 Antibody, and there can be no assurance that they will be able to produce the Company's requirements at commercially reasonable prices or with acceptable quality.

     The Company relies upon Nordion for centralized radiolabeling of the B-1 Antibody at Nordion's radiolabeling facility in Canada. The Company and Nordion are negotiating an agreement for supply of the radiolabeled B-1 Antibody for both clinical trials and commercial sale. If Bexxar is approved and is successful in the market, Nordion's capacity to radiolabel antibodies may not be sufficient to meet all of the Company's commercial requirements. There can be no assurance that the contract with Nordion will be entered into in a timely manner, if at all.

     The Company is aware of only a limited number of manufacturers capable of producing the B-1 Antibody in commercial quantities or radiolabeling the antibody with (131)I on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take as long as two years. Further, radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any change in the Company's existing contractual relationships with, or interruption in supply from, its producers of unlabeled antibody or its radiolabeler, or any failure by its existing suppliers to meet the Company's requirements for any reason, could affect adversely the Company's ability to complete its ongoing clinical trials and to market Bexxar, if approved. Any such change or interruption would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is evaluating additional sources of supply for production and radiolabeling of the B-1 Antibody, no assurance can be given that such sources will be secured on commercially reasonable terms, on a timely basis, or at all.

     Prior to August 1997, the Company obtained the B-1 Antibody from an inventory produced by Coulter Corporation, and radiolabeling was performed by radiopharmacies at the individual clinical trial sites. In 1997, Beckman Instruments, Inc. acquired Coulter Corporation, which is now known as Beckman Coulter ("Beckman Coulter"). In order to begin using the centrally radiolabeled B-1 Antibody from Nordion, the Company filed and the FDA cleared an IND amendment to establish that the centrally radiolabeled material was biologically and biochemically equivalent to the on-site radiolabeled B-1 Antibody. The Company is collecting data from its ongoing clinical trials to be filed with the FDA to establish clinical comparability between the centrally and on-site radiolabeled B-1 Antibody, however, there can be no assurance that it will be able to establish clinical comparability. A failure to establish clinical comparability could lead to a requirement that the Company collect additional comparability data from clinical trials, which may delay the completion of such trials, increase costs and potentially delay the Company's pursuit of regulatory approval for Bexxar.

     Third-party manufacturers must comply with GMP regulations prescribed by the FDA and other standards prescribed by various federal, state and local regulatory agencies in the United States and any other relevant country. Failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Government Regulation; No Assurance of Regulatory Approvals" and
"Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE OF BEXXAR

     Even if the Company's product candidates are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that the Company's products will be commercially successful. If approved, Bexxar would represent a significant departure from currently approved methods of treatment for NHL and would require the handling of radioactive materials. Accordingly, Bexxar may experience under-utilization by oncologists and hematologists who are unfamiliar with the application of Bexxar in the treatment of NHL. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as Bexxar and will need to engage a nuclear medicine physician or receive specialty training to administer Bexxar. NRC regulations permit Bexxar to be administered on an outpatient basis in most cases as is currently contemplated by the Company. However, market acceptance could be affected adversely because some hospitals may be required to administer the therapeutic dose of Bexxar on an inpatient basis under applicable state, local or individual hospital regulations. As with any new drug, physicians may be inclined to continue to treat patients with conventional therapies, such as chemotherapy. Market acceptance also could be affected by the availability of third-party reimbursement. Failure of Bexxar to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Uncertainty Related to Health Care Reform and Third-Party Reimbursement," "-- Hazardous and Radioactive Materials" and "Business -- Radioactive and Other Hazardous Materials."

ABSENCE OF COMMERCIALIZATION RESOURCES AND EXPERIENCE

     The Company intends to market and sell its products in North America through a direct sales force and, where appropriate, in collaboration with marketing partners, and internationally through marketing partners. The Company currently does not possess the resources and experience necessary to commercialize any of its product candidates. The Company's ability to market Bexxar, if approved, will be contingent upon recruitment, training and deployment of a sales and marketing force. The Company is considering whether to supplement its own efforts in North America with the sales and marketing capabilities of a marketing partner and is currently in discussions with several potential partners. Development of an effective sales and marketing capability, either independently or with the help of a marketing partner, will require significant financial resources and time. There can be no assurance that the Company will be able to establish such a capability in a timely or cost effective manner, if at all, or that it can successfully generate demand for Bexxar or other product candidates.

HIGHLY COMPETITIVE INDUSTRY; RISK OF TECHNOLOGICAL OBSOLESCENCE

     The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by the Company would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of people with cancer. Many of these organizations have financial, technical, manufacturing and marketing resources greater than those of the Company. Several of them may have developed or are developing therapies that could be used for treatment of the same diseases targeted by the Company. In 1997, one competitor received FDA approval for, and began marketing of, its non-radiolabeled chimeric antibody for the treatment of low-grade NHL. If a competing company were to develop or acquire rights to a more efficacious or safer cancer therapy for treatment of the same diseases targeted by the Company, or one which offers significantly lower costs of treatment, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that its product development programs will be subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to the Company's technologies. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. There can be no assurance that research and development by others will not render the Company's technology or product candidates obsolete or non-competitive or result in treatments superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. See
"Business -- Competition."

DEPENDENCE UPON PROPRIETARY TECHNOLOGY; UNCERTAINTY OF PATENTS AND PROPRIETARY TECHNOLOGY

     The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. Patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. The Company may not be aware of all of the patents potentially adverse to the Company's interests that may have been issued to other companies, research or academic institutions, or others. No assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Company's technology, products or processes.

     To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are determined ultimately to be valid, the Company may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. The Company is aware of various patents that have been issued to others that pertain to a portion of the Company's prospective business. The Company also from time to time receives correspondence asking the Company to consider the need for licenses under the patents of third parties. However, the Company believes that its current and proposed activities as described herein do not infringe any patents that ultimately would be determined to be valid. There can be no assurance that patents do not exist in the United States or in other countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to Bexxar or any of the Company's other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. There can be no assurance that the licenses that might be required for the Company's processes or products would be available on commercially acceptable terms, if at all.

     The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. The Company protects its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants, advisory board members, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous, and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. Moreover, there is certain subject matter which is patentable in the United States and not generally patentable outside of the United States. Differences in what constitutes patentable subject matter in various countries may limit the protection the Company can obtain on some of its inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and/or other issues may prevent the Company from obtaining patent protection outside of the United States which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Other Intellectual Property."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the next several years. The development of the Company's technology and potential products will require a commitment of substantial funds. The Company expects that its existing capital resources, including the net proceeds of this offering and interest earned thereon, will be adequate to satisfy the requirements of its current and planned operations into 2000. However, the rate at which the Company expends its resources is variable, may be accelerated and will depend on many factors, including the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory approvals, the expenses of establishing a sales and marketing force, continued progress of the Company's research and development of potential products, the establishment of collaborations, the timing and cost of establishment or procurement of requisite production, radiolabeling and other manufacturing capacities, the adequacy of facilities, the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the acquisition of technology licenses, the status of competitive products and the availability of other financing.

     The Company may need to raise substantial additional capital to fund its operations and may seek such additional funding through public or private equity or debt financings, as well as through collaborative arrangements. There can be no assurance that such additional funding will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES

     The Company has a limited history of operations and has experienced significant losses since inception. As of March 31, 1998, the Company's accumulated deficit was approximately $54.9 million. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and development of manufacturing, marketing and sales capabilities. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. All of the Company's product candidates are in development in preclinical studies and clinical trials, and no revenues have been generated from product sales. To achieve and sustain profitable operations, the Company, alone or with others, must develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell its products. The time frame necessary to achieve market success is long and uncertain. The Company does not expect to generate product revenues for at least the next one to two years. There can be no assurance that the Company will ever generate sufficient product revenues to become profitable or to sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

     The Company is dependent upon a limited number of key management and technical personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's success will be dependent upon its ability to attract and retain additional highly qualified sales, management, manufacturing and research and development personnel. The Company faces intense competition in its recruiting activities, and there can be no assurance that the Company will be able to attract and/or retain qualified personnel.

EXPOSURE TO PRODUCT LIABILITY

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that the Company will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against the Company in excess of its insurance coverage, if any, or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

UNCERTAINTY RELATED TO HEALTH CARE REFORM AND THIRD-PARTY REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company to limit or eliminate spending on development projects and affect the Company's ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. The

Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Bexxar, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. Further, if Bexxar is not administered in most cases on an outpatient basis, as is contemplated currently by the Company, the projected cost of the therapy will be higher than anticipated. In addition, there can be no assurance that products can be manufactured on a commercial scale for a cost that will enable the Company to price its products within reimbursable rates. Consequently, there can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's products, the market acceptance of these products could be adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pharmaceutical Pricing and Reimbursement."

HAZARDOUS AND RADIOACTIVE MATERIALS

     The manufacturing and administration of Bexxar requires the handling, use and disposal of (131)I, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could delay significantly completion of clinical trials and commercialization of Bexxar. For its ongoing clinical trials and for commercial-scale production, the Company relies on Nordion to radiolabel the B-1 Antibody with (131)I at a single location in Canada. Violations of safety regulations could occur with this manufacturer, and, therefore, there is a risk of accidental contamination or injury. In the event of any such noncompliance or accident, the supply of radiolabeled B-1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also expects to use hazardous chemicals and radioactive compounds in its ongoing research activities. The Company could be held liable for any damages that result from such an accident, contamination or injury from the handling and disposal of these materials, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may incur substantial costs to comply with environmental regulations. See "Business -- Radioactive and Other Hazardous Materials."

CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

     As of February 27, 1998, executive officers and principal stockholders of the Company beneficially owned approximately 33.3% of the outstanding shares of the Company's Common Stock. Accordingly, these stockholders, individually and as a group, may be able to control the Company and direct its affairs and business, including any determination with respect to a change in control of the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends on the Common Stock and the election of directors.

POTENTIAL VOLATILITY OF STOCK PRICE

     The securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held biotechnology and pharmaceutical companies, including the Company, have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, regulatory developments, changes in regulatory or medical reimbursement policies, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant and adverse impact on the market price of the Common Stock. See "Price Range of Common Stock."

POTENTIAL ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of shares of Common Stock (including shares issued upon the exercise of outstanding options) in the public market could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

ADVERSE IMPACT OF POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Board of Directors has authority to issue up to 3,000,000 shares of Preferred Stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could affect adversely the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may affect adversely the market price of and the voting and other rights of the holders of the Common Stock. In addition, the Company's Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. In July 1997, the Company adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, along with certain provisions of California law that may be applicable to the Company, could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,400,000 shares of Common Stock offered by the Company hereby are estimated to be $56.4 million ($64.9 million if the Underwriters' over-allotment option is exercised in full).

     The Company anticipates that approximately $45.0 million of the proceeds of this offering will be used to support the potential commercialization of Bexxar, including costs associated with establishing sales and marketing capabilities and pre-launch inventory in anticipation of potential product launch, as well as to support ongoing clinical and manufacturing development costs. The balance of the net proceeds of this offering, including interest earned thereon, is expected to be used primarily in the Company's other research and development programs such as its TAP pro-drug program and for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to acquire technologies or products complementary to its business, although no material expenditures in connection with any such acquisitions currently are anticipated. Pending application as described above, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     The amounts and timing of the Company's actual expenditure for the purposes described above will depend upon a number of factors, including: the scope and results of preclinical studies and clinical trials; the cost, timing and outcome of regulatory approvals; the expenses of establishing a sales and marketing force; continued progress of the Company's research and development of potential products; the establishment of collaborations; the timing and cost of establishment or procurement of requisite production, radiolabeling and other manufacturing capacities; the adequacy of facilities; the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the acquisition of technology licenses; the status of competitive products and the availability of other financing. The Company may require substantial additional funds to conduct its operations in the future, and there can be no assurance that such funding will be available on acceptable terms, if at all. The Company expects that its existing capital resources, including the net proceeds of this offering and interest thereon, will be adequate to satisfy the requirements of its current and planned operations into 2000.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "CLTR." The Company completed its initial public offering on January 28, 1997. Prior to that date, no public market existed for the Common Stock. The following table sets forth the high and low intra-day sales price for the Common Stock for the periods indicated as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDING DECEMBER 31, 1997
  First Quarter (from January 28, 1997).....................  $13.25    $ 8.75
  Second Quarter............................................   12.63      6.50
  Third Quarter.............................................   15.13      7.88
  Fourth Quarter............................................   23.50     13.00
YEAR ENDING DECEMBER 31, 1998
  First Quarter.............................................   28.44     17.00
  Second Quarter............................................   35.13     21.63
  Third Quarter (through July 30, 1998).....................   32.13     23.75

     On July 30, 1998, the last reported sales price for the Common Stock on the Nasdaq National Market was $25.56 per share. As of June 30, 1998 there were approximately 347 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the capitalization of the Company and (ii) the capitalization of the Company on an as adjusted basis to reflect the sale of the shares of Common Stock offered by the Company hereby (at the public offering price of $25.00 per share) and the application of the estimated net proceeds therefrom.

                                                                   MARCH 31, 1998
                                                              -------------------------
                                                              ACTUAL(1)     AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Current portion of equipment financing obligations and debt
  facility..................................................   $    765      $    765
                                                               ========      ========

Noncurrent portion of equipment financing obligations and
  debt facility.............................................   $  2,106      $  2,106
                                                               --------      --------

Stockholders' equity:
  Preferred Stock, $0.001 par value, 3,000,000 shares
     authorized; no shares issued or outstanding............         --            --
  Common Stock, $0.001 par value, 30,000,000 shares
     authorized; 13,629,528 shares issued and outstanding
     actual; 16,029,528 shares issued and outstanding, as
     adjusted...............................................         14            16
  Additional paid-in capital................................    111,746       168,156
  Accumulated other comprehensive income....................        (35)          (35)
  Deferred compensation.....................................     (1,004)       (1,004)
  Deficit accumulated during the development stage..........    (54,924)      (54,924)
                                                               --------      --------
     Total stockholders' equity.............................     55,797       112,209
                                                               --------      --------
          Total capitalization..............................   $ 57,903      $114,315
                                                               ========      ========

---------------

(1) Excludes 1,707,180 shares of Common Stock reserved for issuance upon exercise of stock options outstanding at March 31, 1998, at a weighted average exercise price of $8.71 per share and 24,666 shares of Common Stock issuable upon the exercise of a warrant outstanding at the same date at an exercise price of $9.75 per share. Subsequent to March 31, 1998, the Board of Directors granted options to purchase an additional 526,400 shares of Common Stock at an exercise price of $25.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997 and the period from inception (February 16, 1995) to December 31, 1995 which are derived from the Company's financial statements that have been audited by Ernst & Young LLP, independent auditors, and which are included herein. The selected consolidated financial data as of December 31, 1995 are derived from the Company's financial statements that have been audited by Ernst & Young LLP, and which are not included herein. The selected consolidated financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 and the period from inception (February 16, 1995) to March 31, 1998 are derived from the Company's unaudited financial statements which are included herein.

                                           INCEPTION                                 THREE MONTHS ENDED       INCEPTION
                                         (FEB 16, 1995)   YEAR ENDED   YEAR ENDED   ---------------------   (FEB 16, 1995)
                                           TO DEC 31       DEC 31,      DEC 31,     MARCH 31,   MARCH 31,    TO MARCH 31,
                                              1995           1996         1997        1997        1998           1998
                                         --------------   ----------   ----------   ---------   ---------   --------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Operating expenses:
  Research and development.............   $     2,539      $ 13,681     $ 21,045    $  3,036    $  9,017       $ 46,282
  Selling, general and
    administrative.....................           581         2,409        7,610       1,208       2,160         12,760
                                          -----------      --------     --------    --------    --------       --------
        Total operating expenses.......         3,120        16,090       28,655       4,244      11,177         59,042
Interest income and other, net.........           127           752        2,327         438         912          4,118
                                          -----------      --------     --------    --------    --------       --------
Net loss...............................   $    (2,993)     $(15,338)    $(26,328)   $ (3,806)   $(10,265)      $(54,924)
                                          ===========      ========     ========    ========    ========       ========
Basic and diluted net loss per
  share(1).............................   $(12,736.17)     $(649.39)    $  (2.58)   $  (0.56)   $  (0.77)
                                          ===========      ========     ========    ========    ========
Shares used in computing basic and
  diluted net loss per share(1)(2).....         0.235            24       10,197       6,792      13,377
                                          ===========      ========     ========    ========    ========
Pro forma basic and diluted net loss
  per share............................   $     (1.28)     $  (2.65)
                                          ===========      ========
Shares used in computing pro forma
  basic and diluted net loss per
  share(2).............................         2,342         5,793
                                          ===========      ========

                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   MARCH 31,
                                                                  1995           1996           1997         1998
                                                              ------------   ------------   ------------   ---------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $ 3,438        $ 16,443       $ 75,445     $ 67,371
Working capital (deficit)...................................      2,878          10,737         65,202       54,660
Total assets................................................      3,628          18,321         78,671       71,105
Noncurrent portion of equipment financing obligations and
  debt facility.............................................         --           1,535          2,298        2,106
Deficit accumulated during the development stage............     (2,993)        (18,331)       (44,659)     (54,924)
Total stockholders' equity..................................      2,997          10,546         65,861       55,797

---------------
(1) Data for the period from inception (February 16, 1995) to December 31, 1995 and the year ended December 31, 1996 has been retroactively restated to comply with Staff Accounting Bulletin No. 98, which was issued by the staff of the Securities and Exchange Commission in February 1998.

(2) See Note 1 of Notes to March 31, 1998 and December 31, 1997 consolidated financial statements for an explanation of the determination of shares used in computing basic and diluted net loss per share and pro forma basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein and in documents incorporated by reference into this Prospectus.

OVERVIEW

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company is developing a family of cancer therapeutics based upon two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad discovery programs, the Company is currently concentrating on two distinct platform technologies: therapeutic antibodies based on conjugated antibody technology and targeted oncologics based on TAP pro-drug technology.

     The Company's most advanced product candidate, Bexxar, consists of a monoclonal antibody conjugated with a radioisotope. The Company intends to file a BLA with the FDA by the end of 1998 for the use of Bexxar for the treatment of low-grade and transformed low-grade non-Hodgkin's lymphoma ("NHL") in patients who have relapsed after or are refractory to chemotherapy. The Company intends to seek expedited BLA review and marketing approval for Bexxar, while simultaneously pursuing clinical trials to expand its potential uses to other indications. Bexxar is based upon the antibody therapeutics program which originated at Coulter Corporation. In 1995, Coulter Pharmaceutical was incorporated and acquired worldwide rights to Bexxar and related intellectual property, know-how and other assets from Coulter Corporation.

     To date, the Company has devoted substantially all of its resources to research and development programs, as well as selling, general and administrative activities needed to support product development and potential product sales. No revenues have been generated from product sales, and products resulting from the Company's research and development efforts, if any, are not expected to be available commercially for at least the next one to two years. The Company has a limited history of operations and has experienced significant operating losses to date. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, manufacture and commercialize its products or ever achieve or sustain product revenues or profitability. As of March 31, 1998, the Company's accumulated deficit was approximately $54.9 million.

RESULTS OF OPERATIONS

  Comparison of Quarters Ended March 31, 1998 and 1997

     Operating Expenses. Research and development expenses were $9.0 million for the quarter ended March 31, 1998, compared to $3.0 million for the same period in 1997. This $6.0 million increase was due primarily to increases in staffing and expenditures associated with the development of Bexxar, including costs of clinical trials and manufacturing expenses. These manufacturing expenses included certain expenses associated with scaled-up production of monoclonal antibodies and the establishment of a centralized radiolabeling capability. The Company expects its research and development expenses to continue to grow during the remainder of 1998, reflecting anticipated increased costs related to additions to staffing, preclinical studies, clinical trials and manufacturing.

     Selling, general and administrative expenses were $2.2 million for the quarter ended March 31, 1998, compared to $1.2 million for the same period in 1997. This $1.0 million increase was incurred to support the Company's facilities and staffing expansion, increased research and development efforts, increased pre-commercialization activities, increased corporate development activities and related legal and patent activities. The Company expects its selling, general and administrative expenses to continue to increase during the remainder of 1998, in support of its increased research and development, patent and corporate development activities, as well as increasing commercialization efforts in anticipation of potential product sales.

     Interest Income and Other, Net. Interest income was $912,000 for the quarter ended March 31, 1998, compared to $438,000 for the same period in 1997. This increase was due to higher average cash, cash equivalents and short-term investments balances as a result of the completion of the Company's follow-on offering in October 1997.

  Comparison of Years Ended December 31, 1997, December 31, 1996 and Period from Inception (February 16, 1995) to December 31, 1995

     Operating Expenses. Research and development expenses were $21.0 million for the year ended December 31, 1997, compared to $13.7 million for the year ended December 31, 1996 and $2.5 million for the period from inception (February 16, 1995) to December 31, 1995. The $7.3 million increase from the year ended December 31, 1996 to the year ended December 31, 1997 was due primarily to increases in staffing and expenditures associated with the development of Bexxar, including costs of clinical trials and manufacturing expenses. These manufacturing expenses included certain expenses associated with scaled-up production of monoclonal antibodies and the establishment of a centralized radiolabeling capability. The $11.2 million increase from the period from inception (February 16, 1995) to December 31, 1995 to the year ended December 31, 1996 was due primarily to increases in staffing and in expenditures associated with the development of Bexxar, including costs of clinical trials and manufacturing expenses. The Company expects its research and development expenses to grow in 1998, reflecting anticipated increased costs related to additions to staffing, preclinical studies, clinical trials and manufacturing.

     Selling, general and administrative expenses were $7.6 million for the year ended December 31, 1997, compared to $2.4 million for the year ended December 31, 1996 and $0.6 million for the period from inception (February 16, 1995) to December 31, 1995. The $5.2 million increase from the year ended December 31, 1996 to the year ended December 31, 1997 was incurred to support the Company's increased pre-commercialization expenses, as well as facilities and staffing expansion, increased corporate development activities and related legal and patent activities. The $1.8 million increase in expenses from the period from inception (February 16, 1995) to December 31, 1995 to the year ended December 31, 1996 was incurred to support the Company's facilities expansion, increased research and development efforts, and related legal and patent activities. The Company expects its selling, general and administrative expenses to continue to increase in 1998, due to increasing commercialization efforts in anticipation of potential product sales, as well as to support its increased research and development, patent and corporate development activities and facilities expansion.

     Interest Income and Other, Net. Interest income was $2.3 million for the year ended December 31, 1997, compared to $0.8 million for the year ended December 31, 1996 and $0.1 million for the period from inception (February 16, 1995) to December 31, 1995. The Company first recorded interest income in the period from inception (February 16, 1995) to December 31, 1995 which resulted from investment of the net proceeds from the sale of the Company's preferred stock in 1995. The $0.7 million increase from the period from inception (February 16, 1995) to December 31, 1995 to the year ended December 31, 1996 was due to higher average cash, cash equivalents and short-term investments balances as a result of the Company's sale of preferred stock in August 1995 and April 1996. The $1.5 million increase from the year ended December 31, 1996 to the year ended December 31, 1997 was due to higher average cash, cash equivalents and short-term investments balances as a result of the Company's initial public offering in January 1997 and a follow-on offering in October 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception through March 31, 1998, the Company has financed its operations primarily through private placements and public offerings of equity securities totaling $109.3 million. In addition, the Company entered into a $3.8 million equipment lease financing and debt facility in December 1996, $0.3 million of which was available at March 31, 1998. Cash, cash equivalents and short-term investments totaled $67.4 million at March 31, 1998.

     The negative cash flow from operations results primarily from the Company's net operating losses and is expected to continue and to accelerate in the next several years. The Company expects to incur substantial and increasing research and development expenses, including expenses related to additions to personnel, preclinical studies, clinical trials, manufacturing and commercialization efforts. The Company may need to raise substantial additional capital to fund its operations. The Company may seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs.

     Net cash used in operations was $7.6 million for the quarter ended March 31, 1998, compared to $6.4 million for the same period in 1997. This $1.2 million increase is primarily the result of the increased net loss for the quarter ended March 31, 1998, partially offset by an increase in accrued liabilities. Net cash used in investing activities decreased to $1.8 million for the quarter ended March 31, 1998 from $14.3 million for the same period in 1997 primarily resulting from the purchase of $32.4 million of short-term investments, partially offset by an increase in maturities of short-term investments.

     The Company expects that its existing capital resources, including the net proceeds of this offering and interest thereon, will be adequate to satisfy the requirements of its current and planned operations into 2000. The Company has entered into a long-term lease obligation for office and laboratory space that will require approximately $5.0 million in capital expenditures through the end of 1998 which the Company may elect to offset by bank or other borrowings. The Company's future capital requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials; the cost, timing and outcome of regulatory approvals; the expenses of establishing a sales and marketing capability; continued progress of the Company's research and development of potential products; the establishment of collaborations; the timing and cost of establishment or procurement of requisite production, radiolabeling and other manufacturing capacities; the adequacy of facilities; the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the acquisition of technology licenses; the status of competitive products; and the availability of other financing.

                                    BUSINESS

OVERVIEW

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company currently is developing a family of cancer therapeutics based upon two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, the Company is currently concentrating on two distinct platform technologies: therapeutic antibodies based on conjugated antibody technology and targeted oncologics based on TAP pro-drug technology.

     The Company's most advanced product candidate, Bexxar, consists of a monoclonal antibody conjugated with a radioisotope. The Company intends to file a BLA with the FDA by the end of 1998 for the use of Bexxar for the treatment of low-grade and transformed low-grade non-Hodgkin's lymphoma in patients who have relapsed after or are refractory to chemotherapy. The Company intends to seek expedited BLA review and marketing approval for Bexxar, while simultaneously pursuing clinical trials to expand its potential uses to other indications. The Company believes that Bexxar, if successfully developed, could become the first radioimmunotherapy approved in the United States for the treatment of people with cancer.

     In a Phase I/II clinical trial of Bexxar, 42 patients with low-grade or transformed low-grade NHL who had relapsed from previous chemotherapy regimens achieved an 83% overall response rate and a 48% complete response rate. Of those patients who experienced a complete response, the average duration of response was 20.2 months as of July 1997, the date of the final study report. In December 1997, the Company presented data on a multi-center, Phase II clinical trial in heavily pre-treated, relapsed and refractory low-grade and transformed low-grade NHL patients. The 45 evaluable patients in this trial achieved a 60% overall response rate and a 31% complete response rate. As of December 1997, the longest complete response was 20 months and the median duration of complete response had not yet been reached.

     Currently, the Company is gathering data from a fully enrolled 60-patient Phase III multi-center investigational trial which included NHL patients refractory to chemotherapy with few or no other treatment options. The objective of this trial is to compare each patient's duration of response to treatment with Bexxar with that patient's duration of response to his or her most recent chemotherapy. For the primary endpoint to be achieved, the duration of response to Bexxar must be at least one month longer than the duration of response to prior chemotherapy in a majority of the patients. In May 1998, the Company announced interim data from this trial. Of the 13 patients who had adequate follow-up data and whose response durations to chemotherapy and Bexxar were not equivalent, 77% experienced a longer duration of response to Bexxar compared to 23% who experienced a longer duration of response to his or her prior chemotherapy.

     The Company intends to pursue additional trials to expand the potential use of Bexxar to other indications. The Company currently is conducting a single-center Phase II trial in up to 70 newly diagnosed low-grade NHL patients. An interim analysis of data from the first 32 patients showed a 100% overall response rate. Of the 24 patients for whom adequate follow-up data was available, 71% achieved complete responses. Additionally, in nine of the patients no evidence of NHL could be detected at molecular levels using PCR analysis. As of April 1998, 24 patients were in ongoing remission, with the longest duration being 18.5 months. The Company believes that its Phase II trial of Bexxar for patients newly diagnosed with NHL is the first clinical trial of a radioimmunotherapy as a stand-alone, first-line treatment for people with cancer.

     The objective of the Company's second technology platform, the TAP pro-drug program, is to broaden significantly the therapeutic windows of conventional chemotherapies. The Company currently is developing a pro-drug version of doxorubicin to treat certain solid tumor cancers with the objective of commencing clinical trials in 1999.

     The Company was incorporated under the laws of Delaware in February 1995. The Company's conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation in February 1995, the Company acquired worldwide rights to Bexxar and related intellectual property, know-how and other assets from Coulter Corporation.

BACKGROUND

  Cancer: The Disease and Its Treatment

     Cancer afflicts millions of people worldwide. It is currently the second leading cause of death in the United States and is estimated to have accounted for more than 560,000 deaths in 1997 alone. Some 40% of Americans are expected to develop cancer and, despite noteworthy success in the treatment of some cancers, about half of these cancer patients will die from the disease.

     Cancer is a family of more than one hundred diseases that can be categorized into two broad groups: (i) hematologic or blood-borne malignancies (e.g., lymphomas and leukemias); and (ii) solid tumor cancers (e.g., lung, prostate, breast and colon cancers). Both groups are generally characterized by a breakdown of the cellular mechanisms that regulate cell growth and cell death ("apoptosis") in normal tissues.

     Blood-borne cancers involve a disruption of the developmental processes of blood cell formation, preventing these cells from functioning normally in the blood and lymph systems. Death from blood-borne cancers ultimately is caused by infection, organ failure or bleeding. While chemotherapy is the primary treatment for blood-borne malignancies, many such malignancies are radiosensitive and some localized lymphomas can be treated with radiation therapy. Nonetheless, radiation therapy cannot be used in the treatment of most blood-borne malignancies because the levels of radiation necessary to destroy diseases that are widely disseminated within the body would result in severe damage to the bone marrow of the patient, leading to life-threatening suppression of the immune system, and other serious side effects.

     In solid tumor cancers, malignant tumors invade and disrupt nearby tissues and can also spread throughout the body or "metastasize." The impact of these tumors on vital organs such as the lungs and the liver frequently leads to death. Surgery is used to remove solid tumors that are accessible to the surgeon and can be effective if the cancer has not metastasized. Radiation therapy also can be employed to irradiate a solid tumor and surrounding tissues and is a first-line therapy for inoperable tumors, but side effects are a limiting factor in treatment. Radiation therapy is used frequently in conjunction with surgery either to reduce the tumor mass prior to surgery or to destroy tumor cells that may remain at the tumor site after surgery. However, radiation therapy cannot assure that all tumor cells will be destroyed and has only limited utility for treating widespread metastases. While surgery and radiation therapy are the primary treatments for solid tumors, chemotherapy and hormonal treatments often are used as adjunctive therapies and also are used as primary therapies for inoperable or metastatic cancers.

     Chemotherapy, which typically involves the intravenous administration of drugs designed to destroy malignant cells, is used for the treatment of both solid tumors and blood-borne malignancies. Chemotherapeutic drugs generally interfere with cell division and are therefore more toxic to rapidly dividing cancer cells. Since cancer cells can often survive the effect of a single drug, several different drugs usually are given in a combination therapy designed to target overlapping mechanisms of cellular metabolism to overwhelm the ability of cancer cells to develop resistance to chemotherapy. Combination chemotherapy is used widely as first-line therapy for leukemias and lymphomas and has had considerable success in the treatment of some forms of these cancers. Nevertheless, partial and even complete remissions obtained through chemotherapy often are not durable, and the patient relapses when the cancer reappears and/or resumes its progression within a few months or years of treatment. The relapsed patient's response typically becomes shorter and shorter with each successive treatment regimen as the cancer becomes resistant to the chemotherapy. Eventually, patients may become "refractory" to chemotherapy, meaning that the length of their response, if any, to treatment is so brief as to lead to the conclusion that further chemotherapy regimens would be of little or no benefit.

     Chemotherapeutic drugs are not sufficiently specific to cancer cells to avoid affecting normal cells, especially those that are growing rapidly. As a result, patients often experience debilitating side effects such as nausea, vomiting, hair loss, anemia, nerve toxicity, and fatigue, as well as life-threatening side effects such as immune system suppression and cardiac toxicity. Such side effects can limit the effectiveness of therapy because the clinician must avoid exceeding the maximum dose of drug that the patient can tolerate. Since dosages must be limited to avoid unacceptable side effects, it may not be possible to administer sufficiently high doses of chemotherapeutic drugs to overcome the natural ability of cancer cells to become resistant. A number of chemotherapeutic agents originally thought to have promise as cancer drugs have failed in the clinic because the minimum effective dose exceeded the maximum tolerable dose. Ideally, a chemotherapeutic agent would have a minimum effective dose well below the maximum tolerable dose, thereby providing physicians with a wide "therapeutic window" or a range of doses within which all patients could be treated effectively.

     In cases of certain severe blood-borne malignancies and metastatic solid tumor cancers, bone marrow transplants ("BMT") may be performed to treat patients who typically have exhausted all other treatment options. Transplants generally are performed in connection with regimens of aggressive chemotherapy and/or radiation therapy. While techniques are improving, BMTs are associated with significant mortality and high rates of morbidity and remain a very expensive alternative.

  Emerging Methods of Treatment

     Scientific progress in the elucidation of the underlying molecular biology of cancer in recent years has yielded a number of promising treatment approaches. These approaches generally are designed to enhance the specificity and potency of cancer therapeutics, to improve overall efficacy and to reduce side effects. The Company believes that two of the most promising of these approaches are (i) monoclonal antibodies that bind to targeted cells to stimulate the body's immune system and/or to deliver cytotoxic agents to destroy malignant cells and (ii) modifications of conventional chemotherapeutic drugs and drug formulations to improve efficacy by expanding their therapeutic windows.

     Monoclonal Antibodies. The human immune system is composed of specialized cells, including B-cells and T-cells, that function in the recognition, destruction and elimination of disease-causing foreign substances and of virally infected or malignant cells. Human antibodies, which are produced by the B-cells, play a vital role in the proper functioning of the immune system. They have predetermined functions based primarily upon their ability to recognize specific antigens, which are molecular structures on the surface of disease-causing substances or diseased cells. Each antigen serves as a binding site for the antibody specific to that antigen, and each disease-causing substance or diseased cell can be identified by its antigens.

     The ability of specific antibodies to bind to specific antigens that are expressed on the surface of targeted cells, and to trigger an immune system attack on those cells, provides the theoretical basis for the development of cancer immunotherapeutics. In the 1970s, researchers discovered techniques to produce unlimited supplies of identical murine (mouse-derived) antibodies, referred to as monoclonal antibodies, by cloning antibody producing cells that were derived from hybridization of a single B-cell. These techniques provided researchers with the tools to identify and study specific antigens and to produce potential therapeutics. In principle, once an antigen expressed by malignant cells has been identified, a monoclonal antibody specific to that antigen can be created. If an antibody could be produced that binds to an antigen expressed exclusively by human cancer cells, the antibody would be specific to only those cells. As a result, the use of such a monoclonal antibody as a therapeutic would have few, if any, side effects. However, the development of such a therapy has proven to be more problematic than originally hoped. Immunotherapies based solely upon monoclonal antibodies have had only limited clinical effectiveness, particularly in solid tumors where the uneven supply of blood throughout such tumors prevents adequate exposure of monoclonal antibodies to malignant cells.

     The effectiveness of a particular monoclonal antibody in the treatment of cancer fundamentally is linked to the characteristics of the antigen to which it binds. For example, while researchers have identified numerous antigens on cancer cells that can be recognized by monoclonal antibodies, most of these antigens are also expressed to some degree by other types of cells. An antibody to such an antigen may not be sufficiently specific to the cancer cells to avoid or minimize unintended side effects caused by damage to normal cells. Moreover, the behavior of antigens following binding with an antibody is quite variable: the bound antibody-antigen complex can remain on the cell surface, can be internalized into the cell or can be released from the cell surface. Thus, the identification of suitable antigens to serve as targets for therapeutic monoclonal antibodies must account for these and other complexities.

     Once a suitable antigen has been identified, researchers have found that different antibodies binding to different sites on the antigen may not have the same biological activity, introducing another element of variability. Antibodies also differ in the degree to which they stimulate an immune system response and in the extent to which they have other effects on the cell. Even the most effective antibodies have limited biological activity. In addition, research conducted since the late 1970s has revealed the importance of selecting the proper type of antibody for use in the intended therapy. Murine antibodies are appropriate in treatments involving a single dose or other short treatment regimen where it is beneficial that the antibodies, together with any therapeutic conjugate, are metabolized and cleared from the body fairly quickly. Chimerized or humanized antibodies are desirable for multi-dose or chronic treatment regimens as they reduce the risk of a human immune response to the antibodies themselves. While these manipulations of the antibodies have permitted more extended therapeutic regimens in some circumstances, they do not overcome the inherent limitations in the biological activity of the underlying antibodies. Thus, despite early expectations, no monoclonal antibody has yet been shown to be effective as a stand-alone, first-line therapy in the treatment of cancer.

     Researchers have attempted to increase the effectiveness of antibodies by attaching radioisotopes or other cytotoxic agents for use in "radioimmunotherapy" or "chemoimmunotherapy," respectively. By using an antibody to deliver a radioisotope or other cytotoxic agent to the targeted cells, the effect of the radiation or cytotoxic agent can be concentrated in the immediate vicinity of malignant cells. Development of effective radioimmunotherapies, however, presents an additional set of challenges, including the need to select an appropriate radioisotope for the intended therapy, to develop a reliable means of linking the radioisotope to the antibody and to devise a therapeutic protocol that optimizes therapeutic effect while minimizing undesirable side effects. The development of effective chemoimmunotherapies presents similar challenges.

     Enhancements of Conventional Chemotherapies. A number of organizations have explored methods of improving the delivery of cytotoxic drugs to tumor cells, with the objective of expanding the therapeutic window for these drugs in the treatment of cancer. Approaches that have been commercialized include encapsulation of the drug in a liposome to regulate the rate at which it is released and impregnation of an implantable matrix with the drug to enable its delivery locally over time as the matrix dissolves. Sustained release of cytotoxic drugs using liposomal formulations has modestly enhanced the therapeutic window for these compounds, but instability of the formulations and accumulations in the skin have produced undesirable side effects. Surgical implantation of a matrix is limited inherently to the treatment of localized tumor masses and is not applicable to blood-borne or metastatic cancers.

     Another approach, the development of pro-drugs, involves the chemical modification of cytotoxic drugs to render them inactive until they are delivered to, or into the proximity of, targeted cancer cells. The pro-drug is transformed into its active form only in the presence of enzymes or other chemicals produced by the tumor cells. The preferential activation of a pro-drug in the tumor milieu increases its lethal effect on tumor cells while limiting side effects to non-malignant tissues. Pro-drug versions of cytotoxic drugs offer the potential to broaden significantly the therapeutic windows of such drugs beyond that which can be achieved using existing approaches such as liposomal formulations. Challenges that have constrained the development of effective pro-drugs to date have included the inability to construct or identify suitable tumor-specific activation mechanisms and difficulties in designing pro-drugs that will have adequate stability in circulation.

COULTER PHARMACEUTICAL'S APPROACH

     Coulter Pharmaceutical is developing a family of cancer therapeutics to address the shortcomings of current therapies based upon two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, the Company is currently concentrating on two distinct platform technologies: therapeutic antibodies based on conjugated antibody technology and targeted oncologics based on tumor activated peptide pro-drugs.

     The Company is developing conjugated antibody therapies to overcome the inherent limitations of monoclonal antibodies when used as stand-alone therapeutics and to provide advantages over current chemotherapy and radiation therapy treatments. The Company believes that Bexxar, its first product candidate, incorporates each of the principal attributes of an effective radioimmunotherapy for the treatment of NHL: (i) an antigen specific to B-cells;
(ii) a therapeutically active monoclonal antibody; (iii) the radioisotope appropriate for the disease profile; and (iv) an optimized therapeutic protocol.

     The Company intends to file a BLA with the FDA by the end of 1998 for the use of Bexxar for the treatment of low-grade and transformed low-grade NHL in patients who have relapsed after or are refractory to chemotherapy. The Company intends to seek expedited BLA review and marketing approval for Bexxar, while simultaneously pursuing clinical trials to expand its potential uses to other indications. The Company believes that Bexxar, if successfully developed, would be the first radioimmunotherapy approved in the United States for the treatment of people with cancer. See "-- Clinical Results and Development Plan."

     The Company believes that radioimmunotherapies will emerge as important treatments for blood-borne cancers due to the radiosensitivity of these malignancies and the ready accessibility of the blood and lymph systems to monoclonal antibodies. Radioimmunotherapy also may become an important adjunctive therapy for the treatment of certain solid tumor cancers following surgery, radiation therapy or chemotherapy, where it may be useful in eliminating circulating and other undetected malignant cells missed by primary therapies. In the future, the Company intends to use its expertise in conjugated antibodies to expand beyond radioimmunotherapy to develop effective chemoimmunotherapies for the treatment of certain cancers.

     The Company's second technology platform, its TAP pro-drug technology, has the potential to broaden significantly the therapeutic windows of conventional chemotherapies based on the Company's understanding of biochemical mechanisms involved in metastasis and the identification of a potential means for exploiting these mechanisms. TAP pro-drug versions of existing cytotoxic drugs are designed to be activated preferentially in the proximity of metastatic cancer cells, yet stable in circulation and in normal tissues. Accordingly, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells. The Company also believes that cytotoxic agents currently considered too toxic to be used in their unmodified forms may be suitable candidates to become TAP pro-drugs.

COULTER PHARMACEUTICAL'S STRATEGY

     The Company's goal is to develop and commercialize novel drugs and drug therapies for the treatment of people with cancer based on selected insights from the emerging understanding of the molecular biology of malignant cells. The Company's conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation, Coulter Pharmaceutical obtained worldwide rights to Bexxar and related intellectual property, as well as a significant body of expertise pertaining to the selection and development of suitable antibodies and appropriate radioisotopes (and other cytotoxic agents) and methods for devising optimized therapies. The Company's TAP pro-drug program is based upon technology that has been under development at Catholique Universite de Louvain, Belgium, since 1986 and which was exclusively licensed to the Company in 1996. Based on this foundation, the Company has established a strategy comprised of the following primary elements:

     Pursue Expedited Approval of Bexxar. The Company intends to seek expedited FDA review for marketing approval for Bexxar for the treatment of low-grade and transformed low-grade NHL in patients who have relapsed after or are refractory to chemotherapy, while simultaneously pursuing clinical trials to expand the potential use of Bexxar to other indications. The ongoing Phase III investigational trial of Bexxar is designed to take advantage of regulatory changes intended to accelerate the testing, review and approval of therapies for patients who have limited treatment options. This multi-center trial includes 60 patients with NHL refractory to chemotherapy. The Company intends to file for FDA marketing approval for this indication by the end of 1998. The Company also intends to seek approval for other NHL indications based on additional clinical trials, and has commenced a Phase II clinical trial of Bexxar as a stand-alone, first-line treatment for patients with newly diagnosed low-grade NHL.

     Establish Sales and Marketing Capability. The Company intends to market and sell its products in the United States through a direct sales force and, where appropriate, in collaboration with marketing partners. This strategy is intended to enable the Company to establish a commercial presence in the cancer therapeutics market with Bexxar, if approved, and to create the capability to sell other products that it may develop or in-license. The Company believes that an established sales and marketing capability will enable it to compete effectively for opportunities to license or distribute later-stage product candidates and approved products. Internationally, the Company intends to distribute its products through marketing partners.

     Leverage Existing Technology Platforms. The Company intends to develop additional products based on the lead compounds being generated in its TAP pro-drug program and by leveraging its expertise in conjugated antibodies to develop other immunotherapies. In its TAP pro-drug program, the Company currently is engaged in preclinical development of Super-Leu-Dox, a pro-drug version of doxorubicin, with the objective of commencing clinical trials in 1999. The Company also intends to apply its TAP pro-drug technology to other classes of cytotoxic drugs to broaden significantly the therapeutic windows of such agents. The Company is evaluating potential conjugated antibody therapies for the treatment of other blood-borne malignancies and selected solid tumor cancers.

     Leverage Development Expertise. The Company believes that it has built substantial product development capabilities and expertise in the cancer field due in part to the advanced stage of the Bexxar program at the time that it was obtained from Coulter Corporation. The Company believes it can leverage this development expertise to accelerate the development of other products in the cancer therapeutics field. The Company intends to pursue other product candidates derived from sponsored research or available for in-licensing in both blood-borne malignancies and solid tumor cancers, particularly in areas that may be complementary to its existing technology platforms.

     Utilize Contract Manufacturers. The Company intends to manufacture its commercial products through contract manufacturers. This strategy is expected to
(i) accelerate the scale-up of manufacturing processes to commercial scale, (ii) reduce initial capital investment, (iii) result in competitive manufacturing costs and (iv) provide access to a wide range of manufacturing technologies.

BEXXAR: RADIOIMMUNOTHERAPY FOR NON-HODGKIN'S LYMPHOMA

     The Company plans to file a BLA with the FDA by the end of 1998 for its first product candidate, Bexxar. The Company believes that Bexxar, if successfully developed, could become the first radioimmunotherapy approved in the United States for the treatment of people with cancer.

  Non-Hodgkin's Lymphoma and Its Current Treatment

     Non-Hodgkin's lymphomas are blood-borne cancers of the immune system, all sharing the common feature of a proliferation of malignant B-cells. According to statistics from the National Cancer Institute, approximately 270,000 people are afflicted with NHL in the United States. Approximately 54,000 new cases are expected to be diagnosed in 1998. NHL is currently the sixth leading cause of death among cancers in the United States and has the second fastest growing mortality rate.

     NHL is categorized by histology as either low-, intermediate- or high-grade disease. These classifications differ significantly with respect to the speed of disease progression, the pattern of response to and relapse after conventional chemotherapy and the average life expectancy. In relapsed low-grade patients, the disease can transform to an intermediate- or high-grade histology ("transformed low-grade NHL"). In the United States, the Company estimates that approximately 140,000 patients have low-grade or transformed low-grade, 100,000 have intermediate-grade and 30,000 have high-grade NHL. Initially, the Company is pursuing clinical development of Bexxar for the treatment of patients with low-grade and transformed low-grade NHL. Patients with low-grade NHL have a fairly long life expectancy from the time of diagnosis with a median survival of more than six years. While patients with low-grade and transformed low-grade NHL can often achieve one or more remissions with chemotherapy, these patients eventually relapse. Relapsed patients are more difficult to treat as remissions are harder to achieve and, if achieved, last for shorter periods of time as the disease becomes more resistant to chemotherapy and/or transforms to an intermediate- or high-grade histology. Patients ultimately die from the disease or from complications of treatment. Intermediate- and high-grade NHL are more rapidly growing forms of the disease. However, approximately one-half of all intermediate- and high-grade cases can be treated effectively with conventional chemotherapy.

  Description of Bexxar

     Bexxar consists of a radioisotope, (131)I, combined with a monoclonal antibody that recognizes and binds to the CD20 antigen, an antigen commonly expressed on the surface of B-cells primarily during that stage of their life cycle when NHL arises. Bexxar is administered to patients in a proprietary therapeutic protocol consisting of a single, two-dose regimen. The Company believes that the potential benefits of Bexxar result from the following four constituent elements:

     Proprietary Protocol. Bexxar is administered intravenously in a single, two-dose regimen consisting of a dosimetric dose, three whole body gamma counts and a therapeutic dose. The proprietary protocol is flexible: the timing of the counts and of the therapeutic dose can be adjusted to some extent to accommodate the schedules of clinicians and patients. The chart below depicts an example of Bexxar's protocol used in the Company's current clinical trials. The dosimetric dose consists of 35 mg of B-1 Antibody trace-labeled with 5 millicuries ("mCi") of (131)I. Immediately after the dosimetric dose, the patient undergoes a whole body gamma count. The patient returns for additional gamma counts on the third and eighth days of the therapy to show how much of the radiolabeled antibody has been eliminated from the body at each point in time. This information is used to calculate the correct therapeutic dose to achieve a total body radiation of 75 centiGray ("cGy"). The amount of radiolabeled antibody needed to achieve this optimal dose ranges from approximately 50 to 200 mCi of (131)I due to wide patient-to-patient variability in the rates at which the antibody is eliminated. Both the dosimetric dose and the therapeutic dose immediately are preceded by a 450 mg dose of unlabeled B-1 Antibody to improve the targeting of malignant B-cells by the radiolabeled B-1 Antibody. These pre-doses of unlabeled B-1 Antibody serve to protect the spleen, liver and other vital organs from excessive radiation exposure by binding to some of the CD20 antigens on circulating B-cells which naturally accumulate in these organs. Additionally, the patient takes non-radioactive iodine drops orally during the course of the therapy to prevent uptake of (131)I into the thyroid gland.

                                  [FLOW CHART]

     Relying upon the dosimetric properties of (131)I to account for critical patient-to-patient variability in the rate at which the antibody is cleared makes it possible to deliver predictably a total body radiation dose that has been determined to maximize therapeutic benefit with manageable side effects and without the need for bone marrow rescue. Because Bexxar is administered in a single, two-dose regimen and is well tolerated, it is expected to require relatively little patient follow-up and physician intervention. In contrast, chemotherapy requires administration of several cytotoxic agents in repeated cycles of therapy over a six- to eight-month period during which the patient must be monitored carefully and/or treated for side effects. Although the Company believes that Bexxar can be administered primarily on an outpatient basis under applicable NRC Regulations, some hospitals may be required to administer the therapeutic dose on an inpatient basis under their own or under applicable state or local regulations. See "-- Radioactive and Other Hazardous Materials."

     CD20 Antigen. The CD20 antigen is a highly selective cell surface marker found on B-cells: expression of the CD20 antigen is limited to B-cells, is found on 95% of such cells and occurs on B-cells primarily during that stage of their life cycle when NHL arises. The CD20 antigen is not expressed by stem cells, B-cell progenitor cells or plasma cells; thus, these cells are not targeted by Bexxar. As a result, while Bexxar targets and destroys both normal and malignant B-cells, unaffected plasma cells continue to function in the immune system and B-cell populations can be regenerated after therapy by unaffected B-cell progenitor cells.

                          [B-Cell Life Cycle Diagram]

     In addition, the CD20 antigen is neither internalized by the B-cell nor released into circulation after it has been bound to the B-1 Antibody, ensuring that the antibody-radioisotope conjugate will remain in place to destroy the B-cell.

     The B-1 Antibody. The B-1 Antibody exhibits very high specificity for the CD20 antigen and, because it is a murine sub-class IgG(2a) antibody, is capable of recruiting an immune response to those B-cells to which it binds. Further, the B-1 Antibody directly affects cell function, triggering apoptosis in a portion of the B-cells to which it binds. The use of a murine antibody promotes rapid clearance of unbound radiolabeled antibody from circulation, which reduces radiotoxicity. Due to the impaired state of the NHL patient's immune system and the short course of therapy, the human immune response to the murine antibody has been minimal to date and has not been a limiting factor in treatment under the protocol.

     The B-1 Antibody used in Bexxar was generated in 1978 by the Dana-Farber Cancer Institute in collaboration with Coulter Corporation. The B-1 Antibody has been available commercially from Coulter Corporation as a diagnostic reagent since 1982 and is generally accepted as the reference standard for the identification of B-cells. Rights to the antibody for therapeutic applications were transferred to Coulter Pharmaceutical from Coulter Corporation in February 1995.

     (131)Iodine Radioisotope. The (131)I radioisotope used in Bexxar was selected over other radioisotopes because it (i) produces both gamma emissions which permit dosimetry for dose optimization and compact beta emissions for a concentrated therapeutic effect, (ii) provides additional commercial and clinical benefits based on its relatively long half-life, (iii) has characteristics which reduce the risk of bone marrow damage without sacrificing efficacy and (iv) has long-established medical uses in other cancer treatments.

     Gamma emissions from (131)I permit dose optimization by enabling clinicians to calculate the actual clearance rate of radiolabeled antibody for each patient. Use of the same radioisotope for both the dosimetric and the therapeutic dose provides assurance that the clearance rates observed in dosimetry also will apply for the therapeutic dose. Having established the patient's actual clearance rate, the clinician can determine reliably the therapeutic dose which will deliver the optimized level of total body radiation.

     The lower relative energy and short path length of the beta emission of
(131)I concentrate the destructive energy of the radioisotope on the B-cell to which the antibody is bound and, in a so-called bystander effect, on adjacent B-cells in the microscopic clusters of malignant cells which are common to NHL. Moreover, (131)I causes minimal damage to nearby normal tissues in contrast to other radioisotopes that have longer path length beta emissions which may extend too far beyond the targeted area.

     The relatively long half-life of (131)I, approximately eight days, permits radiolabeling at a centralized facility to ensure consistent quality, increase the number of clinical sites capable of administering this radioimmunotherapy and reduce overall manufacturing costs. The eight-day half-life also provides the therapeutic advantage of exposing bound malignant cells to radiation over a longer period of time.

     When bound to a B-cell, (131)I's lower relative energy and short path length, together with its relatively long half-life, minimize bone marrow damage while optimizing the therapeutic effect of the radiation. Further, as the B-1 Antibody is metabolized, the released (131)I radioisotope is eliminated rapidly and unlike other radioisotopes does not concentrate naturally in the bone matrix.

     (131)Iodine is an inexpensive radioisotope that has long-established medical uses in other cancer treatments. Hence, medical facilities and clinicians are accustomed to its handling, use and disposal and already have developed the appropriate procedures and facilities for its safe therapeutic application.

  Clinical Results and Development Plan

     Bexxar was developed initially in the course of an extended Phase I/II dose escalation clinical trial at the University of Michigan Medical Center which completed patient enrollment in early 1996. This trial was used to develop and refine the proprietary therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with the radiolabeled B-1 Antibody in patients representing a full range of NHL histologies. Based on the data generated in this clinical trial, the Company is pursuing clinical development of Bexxar for the treatment of low-grade and transformed low-grade NHL.

     The following definitions apply to all discussions of the results of the Company's clinical trials: A "complete response" is defined as the disappearance of all detectable disease and all signs and symptoms of the disease. A "partial response" is defined as a greater than 50% reduction in tumor measurement. The "overall response" rate combines complete response with partial response. Complete and partial response classifications also require that there be no progression at any disease site and no new sites of disease.

     Phase I/II Trial Results. A total of 59 patients were enrolled in the Phase I/II dose escalation clinical trial. Preliminary data from this clinical trial were first published in August 1993 in the New England Journal of Medicine and updated, interim clinical results were reported in July 1996 in the Journal of Clinical Oncology. Of the 59 patients enrolled in this trial, 42 had low-grade or transformed low-grade NHL, which are the histologies the Company is pursuing in its clinical trials. These 42 patients, who had failed on average more than four prior treatment regimens of chemotherapy, achieved an 83% overall response rate, with a 48% complete response rate and a 35% partial response rate. This 42-patient cohort included eight patients who previously had received and failed an autologous bone marrow transplant prior to participation in the clinical trial. The 42 patients in this cohort received total body radiation doses of up to 85 cGy in this dose escalation trial. Four of the 42 patients did not receive the therapeutic dose of radiolabeled antibody due to their rapidly deteriorating medical condition or the presence of a human immune response to the murine antibody, which arose prior to May 1993 in the early stages of the Phase I/II dose escalation clinical trial under the yet to be optimized treatment protocol. Of the 38 patients who received a therapeutic dose, 53% experienced a complete response with an average duration of response of 20.2 months, with a range of five to 46 months as of July 1997, the date of the final study report. As of such date, nine of these patients were still in complete response.

     On an intent-to-treat basis, which includes all enrolled patients whether treated or not, the 59 enrolled patients achieved an overall response rate of 71%, with a complete response rate of 34% and a 37% partial response rate. Of the 17 patients in this trial who had intermediate- or high-grade NHL, the overall response rate was 41%, with no complete responders. While this data is encouraging, the Company currently is pursuing clinical development of Bexxar in low-grade and transformed low-grade NHL patients.

     Bexxar was generally well tolerated by patients. Dose limiting side effects were hematologic, consisting primarily of reversible declines in blood cell counts. These toxicities were generally mild to moderate, with no patient requiring stem cell rescue. Other side effects observed were mild and consisted primarily of temporary flu-like symptoms.

     As part of its Phase I/II dose escalation trial, 13 patients who had responded to an initial treatment with Bexxar were retreated following relapse. Data concerning these patients was presented at the American Society of Clinical Oncology meeting in May 1998. Eight of the 13 patients responded to retreatment with four of the 13 patients experiencing a complete response. In patients who had achieved a complete response after initial treatment with Bexxar, five of six experienced an overall response and three of six achieved a second complete response.

     Phase II Dosimetry Validation Clinical Trial. The Company completed a multi-center dosimetry validation clinical trial in a total of 47 patients with relapsed or refractory low-grade and transformed low-grade NHL in order to demonstrate that Bexxar's treatment protocol could be implemented consistently at multiple clinical sites. During this trial, the Company refined its proprietary protocol to streamline the therapeutic dose calculation, establishing that accurate antibody elimination rates could be determined from three gamma counts. Overall, 45 of the 47 enrolled patients were evaluable, having received the protocol-specified therapy. The evaluable patients had received on average, more than four prior therapies, 42% had bulky disease (tumor burden of greater than 500 grams), and 53% had not responded to their last chemotherapy. Of the evaluable patients, 31% (14 patients) achieved a complete response. Ten of the 14 patients with a complete response had not relapsed and the longest duration of response was 20 months as of December 1997. As of that date, the median duration of complete response had not been reached. None of the evaluable patients developed human anti-mouse antibodies. At least one complete response was achieved at each clinical site involved in the trial.

     Results presented are based upon interim data which have been submitted to the FDA, certain portions of which have not yet been published in a peer reviewed publication. No assurance can be given that the Company's future clinical results will be consistent with the results of the Phase I/II dose escalation and the Phase II dosimetry validation trials, which were conducted at relatively few sites with a relatively small number of patients per NHL histology and disease stage and had different clinical objectives than the Company's current or planned clinical trials. See "Risk Factors -- Uncertainties Related to Product Development."

  Clinical Development of Bexxar

     Based on the foregoing results of the Phase I/II and Phase II dosimetry validation clinical trials, the Company will rely on three additional clinical trials to support an application to the FDA for the initial marketing approval of Bexxar expected to be filed by the end of 1998: (i) an ongoing Phase III investigational trial for the treatment of patients refractory to chemotherapy;
(ii) interim data from an ongoing Phase II clinical trial to evaluate the extent to which the therapeutic benefit of Bexxar is derived from the combination of the B-1 Antibody and the radioisotope, in comparison to the B-1 Antibody alone; and (iii) to expand the use of Bexxar to other indications and to support the initial BLA, interim data from an ongoing Phase II clinical trial of Bexxar as a first-line treatment for patients with low-grade NHL and intends to conduct additional clinical trials in the future.

     Phase III Investigational Trial. The Company's Phase III investigational trial, which commenced in December 1996, was designed to enroll a target of 60 evaluable patients who have low-grade and transformed low-grade NHL, are refractory to chemotherapy, having either no response to prior chemotherapy or having disease progression within six months of their last chemotherapy regimen, and have not received prior bone marrow transplantation. The Company announced in May

1998 that the patient enrollment for this trial was closed. This multi-center clinical trial is focused on the refractory segment of this NHL population in an effort to qualify for expedited FDA approval of Bexxar. Because of the limited treatment options for refractory patients, each patient's duration of response to Bexxar as assessed by a masked independent review panel of physicians will be measured against his or her own duration of response to the previous regimen of chemotherapy similarly assessed, rather than by comparison to patients in a separate control arm. The duration of response on Bexxar must be at least one month longer than the duration of response with the prior chemotherapy in a majority of patients with nonequivalent duration of response. Based on this primary endpoint, the Company designed this clinical trial with a relatively short post-treatment follow-up period of approximately six months. In May 1998, the Company announced interim data on 30 patients enrolled in this trial. Of the 30 patients, 22 had adequate follow-up data to contribute toward the primary endpoint at the time of analysis. As assessed by the trial's clinical investigators, ten of 13 (77%) of the non-equivalent cases experienced a longer duration of response on Bexxar compared to three of 13 (23%) patients experiencing a longer duration on the prior chemotherapy. Nine cases resulted in an equivalent duration of response on Bexxar and prior chemotherapy. Adverse events related to Bexxar, observed to date, include a decrease in blood counts which are reversible and generally self-limiting. A minority of these heavily pre-treated patients may require support by blood transfusion or growth factor. A mild to moderate flu-like syndrome also has been observed.

     Phase II Unlabeled Versus Labeled Antibody Clinical Trial. The Company is conducting a multi-center Phase II clinical trial in 78 patients with relapsed, low-grade and transformed low-grade NHL. Patients are randomized into two groups: one group receives Bexxar pursuant to the proprietary protocol; the other group receives two 485 mg doses of unlabeled B-1 Antibody eight days apart in a treatment regimen that is parallel to Bexxar. The objective of this clinical trial is to assess the incremental clinical activity from radiolabeling the B-1 Antibody as compared to the clinical activity of the unlabeled B-1 Antibody alone. Administration of the unlabeled B-1 Antibody has not been designed for use as a stand-alone therapy, nor has the treatment regimen been optimized for such use. This trial was the subject of an abstract presented at the 1997 American Society of Therapeutic Radiation Oncology meeting in October 1997. The Company's objective is to complete enrollment of patients in this clinical trial in the second half of 1998.

     Phase II First-Line, Stand-Alone Treatment Clinical Trial. The Company currently is conducting a single-center, Phase II trial in 60 newly diagnosed low-grade NHL patients. An interim analysis of data from the first 32 patients was presented at the American Society of Clinical Oncology meeting in May 1998 showed a 100% overall response rate. Of the 24 patients for whom adequate follow up data was available, 71% achieved a complete responses. Additionally, in nine of the patients, no evidence of NHL could be detected at molecular levels using PCR analysis. As of April 1998, 24 patients were in ongoing remission, with the longest duration being 18.5 months. Side-effects were generally mild to moderate and self-limited. The Company believes that its Phase II trial of Bexxar for patients newly diagnosed with NHL is the first clinical trial of a radioimmunotherapy as a stand alone, first-line treatment for people with cancer. The Company's objective is to complete enrollment of patients in this clinical trial in the second half of 1998.

     The ability of the Company to conduct and complete its ongoing and planned clinical trials in a timely manner is subject to a number of uncertainties and risks, including the rate at which patients can be accrued in each clinical trial, the Company's ability to obtain necessary regulatory approvals, the capacity of the Company's contract manufacturers to supply unlabeled and radiolabeled B-1 Antibody as needed for patient treatment and the occurrence of unanticipated adverse events. Any suspension or delay of one or more of such clinical trials could have a material adverse effect on the Company's business, financial condition and results of operation. See "Risk Factors -- Uncertainties Related to Product Development," "-- Government Regulation; No Assurance of Regulatory Approvals," and "-- Dependence on Suppliers; Manufacturing and Scale-up Risk."

     Use of Bexxar For Bone-Marrow Transplantation. The radiolabeled B-1 Antibody has been the subject of other clinical trials to assess the efficacy of using the radiolabeled B-1 Antibody to deliver the high levels of radiation necessary to prepare patients for autologous bone marrow transplants. The conventional preparation for autologous bone marrow transplants is chemotherapy and total body irradiation. These clinical trials were designed to demonstrate improved tolerability, response rate and duration of response.

     The first of two clinical trials conducted at the University of Washington Cancer Center and the Fred Hutchinson Cancer Research Center tested radiolabeled B-1 Antibody as a single agent to prepare patients for an autologous bone marrow transplant by achieving a total body radiation level of up to 997 cGy (over ten times Bexxar's dose). As reported in The Lancet in August 1995, of the 21 patients receiving the full radiotherapeutic regimen, the overall response rate was 86%, with a 76% complete response rate and a 10% partial response rate. High incidences of radiotoxicity-related side effects were reported due to the extreme dosages employed. Interim data from this clinical trial were published in the New England Journal of Medicine in October 1993.

     The second clinical trial, currently ongoing, is designed to test the combination of similarly high doses of radiolabeled B-1 Antibody and high doses of chemotherapy in preparation for autologous bone marrow transplant. This clinical trial has enrolled 43 patients since its commencement in January 1995. Data from this clinical trial was presented at the American Society of Clinical Oncology meeting in May 1998. In this Phase I/II trial, 28 of 43 patients (65%) had low grade and 15 of 43 patients (35%) had intermediate or high grade NHL. Of the 42 evaluable patients, 31 of 42 patients (74%) are progression-free after a median follow-up of 1.5 years. All patients experienced myelosuppression by design with the high dose combination regimen of chemotherapy and Bexxar (at a level approximately four to ten times the mean standard dose of Bexxar). Other dose-limiting toxicities included pulmonary and gastrointestinal toxicities.

     In addition, a Phase II dose escalation clinical trial has commenced at the University of Nebraska for the combined use of radiolabeled B-1 Antibody and standard chemotherapy as preparation for autologous bone marrow transplant.

     Other Clinical Trials and Developments. The Company is also conducting a Phase II multi-center investigational trial in patients previously treated with Bexxar. This open label trial include low-, intermediate- and high-grade NHL patients who have relapsed from their initial Bexxar treatment.

     The Company has received initial approval from the FDA to commence an expanded access program. Through this program, additional patients may be treated with Bexxar during the period prior to FDA marketing approval.

TAP PRO-DRUG PLATFORM

     The Company's second technology platform, its tumor-activated peptide pro-drug technology, has the potential to broaden significantly the therapeutic window of cytotoxic agents. The TAP pro-drug technology is based upon an understanding of the biochemical mechanisms utilized by cancer cells to metastasize and the identification of a potential means for exploiting these mechanisms and is being developed in collaboration with the Catholique Universite de Louvain, Belgium. TAP pro-drugs are designed to be (i) activated preferentially at the tumor site by enzymes secreted by the tumor, (ii) stable in circulation and in normal tissues and (iii) unable to penetrate normal cells or malignant cells until activated. As a result, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells. The Company's lead preclinical pro-drug candidate is a pro-drug version of doxorubicin known as Super-Leu-Dox. Doxorubicin is an off-patent chemotherapeutic drug which currently is used in the treatment of a number of solid tumor cancers, including breast, prostate, ovarian and soft-tissue sarcoma cancers.

                                 SUPER LEU DOX

     As depicted in the graphic above, Super-Leu-Dox is based on a proprietary peptide of four amino acids (a "tetrapeptide") that can be linked to doxorubicin's active site. In the two-step activation process, (1) the extracellular tumor enzyme cleaves three amino acids from the tetrapeptide leaving a leucine amino acid-doxorubicin conjugate that is able to penetrate cells. (2) The resulting conjugate is then capable of entering cells. Since this first activation step occurs in the immediate vicinity of tumor cells that are secreting the enzyme, the probability that the cytotoxic drug will enter tumor cells as opposed to normal cells is increased. Moreover, the conjugate remains inactive inside the cells until (3) the remaining leucine is removed from doxorubicin's active site by an intracellular enzyme. Although it is expressed in both normal and tumor cells, this intracellular enzyme is present in tumor cells in concentrations three to five times higher than in normal cells. As a result, (4) the doxorubicin is activated to a greater extent in tumor cells relative to normal cells.

     This two-step activation process is designed to produce a significantly higher ratio of active to inactive doxorubicin in cancer cells relative to normal cells. In in vitro studies of one analog of Super-Leu-Dox, researchers have found that the concentration of activated to inactivated doxorubicin in tumor cells was 40 times higher than in normal cells. These results, if confirmed in clinical trials, offer the potential to improve significantly the therapeutic window of doxorubicin. The Company currently plans to complete preclinical development of Super-Leu-Dox and to commence clinical trials during 1999.

     Prior to the licensing of the TAP pro-drug technology by Coulter Pharmaceutical, an earlier generation leucine-doxorubicin conjugate was tested as a stand-alone therapy for the treatment of solid tumors in two separate dose escalation clinical trials in Europe. A total of 59 patients were enrolled in these clinical trials, and patients safely tolerated doses well in excess of those associated with unmodified doxorubicin. Results from these clinical trials, along with data from preclinical studies, will be used by the Company to select the initial indication to pursue in clinical trials of Super-Leu-Dox. Selection of the particular indication or indications to be evaluated in such clinical trials has not been finalized.

     While the Company will focus initially on previously approved chemotherapeutic drugs, it also is evaluating TAP pro-drug versions of cytotoxic agents currently considered too toxic to be used in their unmodified forms. The Company believes that the TAP pro-drug technology potentially can be applied to several classes of cytotoxic agents, including the vinca alkaloids, which are used commonly to treat blood-borne malignancies and some solid tumors. The Company also plans to develop and evaluate other peptide structures for possible use in pro-drug versions of cytotoxic agents and other cancer therapeutics.

     Under its agreement with Catholique Universite de Louvain, Belgium, the Company has secured an exclusive license to the intellectual property underlying the program and will pay royalties on sales of licensed products. The agreement also provides for specified minimum payments, including one payment that will be due if the Company should elect to relocate the program outside of Belgium. The amounts of these payments are not material and, in any event, the Company does not currently intend to relocate the research program. In 1997, the Company also entered into a sponsored research agreement with Catholique Universite de Louvain to conduct research in the area of TAP pro-drugs.

OTHER PRODUCT CANDIDATES

     In 1997, the Company began a program which actively seeks to in-license promising product development candidates in the area of cancer therapeutics with the objective of expanding the Company's product pipeline.

MANUFACTURING

     The Company intends to utilize contract manufacturers for most of the preclinical and clinical requirements for its potential products and for all of its commercial needs. This strategy is expected to (i) accelerate the scale-up of manufacturing processes to commercial scale, (ii) reduce initial capital investment, (iii) result in competitive manufacturing costs and (iv) provide access to a wide range of manufacturing technologies.

     Pursuant to a development contract with the Company, Lonza now is supplying the B-1 Antibody for use in ongoing clinical trials and to meet initial commercial requirements. The Company's contract with Lonza is structured on a staged basis, with specified payments due upon Lonza's satisfactory completion of particular steps in the re-cloning and production scale-up process. Aggregate commitments under this contract are approximately $10.8 million, of which approximately $6.2 million had been incurred and expensed through March 31, 1998. The Company will make purchases of material from Lonza pursuant to purchase orders to be issued from time to time based on the Company's needs. The level of purchases that will be made from Lonza during the course of the program is currently unknown. The Company has entered into a commercial supply agreement with Lonza to purchase B-1 Antibody. The Company's commercial supply agreement with Lonza contains certain minimum order requirements that must be met in order to maintain Lonza as an active supplier.

     In addition, the Company has entered into a Development Agreement with BI Pharma KG to manufacture and supply B-1 Antibody for use in ongoing clinical trials and to meet commercial requirements. Aggregate commitments under this contract are approximately $6.8 million, of which $6.8 million had been incurred and expensed through March 31, 1998. The Company is currently negotiating a commercial supply agreement that will, in addition to manufacturing, provide for fill/finish and packaging services. There can be no assurance that such an agreement will be entered into in a timely manner or that the material produced by BI Pharma KG will be suitable for human use.

     Radiolabeling currently is conducted at Nordion centralized radiolabeling facility. The Company has a development contract with Nordion that is structured on a cost-plus-a-percentage-of-cost basis and provides a framework for the negotiation of separate facilities and supply agreements. The Company paid a total of $5.9 million to Nordion under this development contract through March 31, 1998. The Company and Nordion currently are negotiating an agreement for supply of the radiolabeled B-1 Antibody for both clinical trials and commercial sale. In the interim, the Company is procuring radiolabeling services from Nordion on a purchase order basis. There can be no assurance that the contract with Nordion will be entered into in a timely manner, if at all, or that clinical trials or commercial supply will not be delayed or disrupted as a result.

     If Bexxar is successfully developed and is approved for marketing by the FDA, the Company expects that production for commercialization will consist of
(i) production of bulk B-1 Antibody by Lonza and BI Pharma KG, (ii) filling and labeling of individual product vials with B-1 Antibody by another third-party supplier and/or BI Pharma KG and (iii) radiolabeling of B-1 Antibody at Nordion. While the Company plans to develop additional suppliers of these services, it expects to rely on its current suppliers for all or a significant portion of its requirements for Bexxar for the foreseeable future. Radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the
(131)I radioisotope. Accordingly, any change in the Company's existing or planned contractual relationships with, or interruption in supply from, its third-party suppliers could adversely affect the Company's ability to complete its ongoing clinical trials and to market Bexxar, if approved. Any such change or interruption would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Suppliers; Manufacturing and Scale-up Risk."

     The Company believes that the products it expects to develop in its TAP pro-drug program can be produced with standard chemical synthesis processes and expects to utilize third parties to meet clinical trial and any commercial requirements for these products. The Company is in discussions with potential manufacturers of Super-Leu-Dox, its initial pro-drug product candidate. There can be no assurance that agreements will be entered into in a timely manner or that the material produced under the agreements will be suitable for human use.

MARKETING AND SALES

     The Company intends to market and sell its products in the North America through a direct sales force and, where appropriate, in collaboration with marketing partners. This strategy is intended to enable the Company to establish a commercial presence in the cancer therapeutics market with Bexxar, if approved, and to create the capability to sell other products that it may develop or in-license. The sales force is expected to initially call upon oncologists, hematologists and nuclear medicine physicians in connection with the sale of Bexxar. The Company initially will focus its sales efforts on those physicians who treat the largest volume of NHL patients. These physicians generally are concentrated in large metropolitan areas. Because of the characteristics of Bexxar, the target physician must have access to a facility with radiopharmaceutical and gamma count capabilities. The Company believes such facilities generally are available in large metropolitan areas such that a significant portion of physicians who treat NHL patients will be able to prescribe Bexxar. The Company may supplement its own sales and marketing efforts in North America through a co-promotion arrangement with an established pharmaceutical company and is currently in discussions with several potential partners. The Company intends to distribute its products internationally through marketing partners. The Company has not yet entered into any agreements with any such partners, and there is no assurance that it will be able to do so in a timely manner, if at all. The Company has not yet established a sales capability, and there is no assurance that it will be able to do so in a timely or cost effective manner, whether by itself or in collaboration with a co-promotion partner.

     The current purchasers of cancer therapeutics are hospitals, clinics, physicians, pharmacies, large HMOs and state and federal governments. Historically, physicians made treatment decisions and prescribed therapeutics which then were dispensed through the clinic, hospital or pharmacy. However, the United States health care system is undergoing significant changes and the decision-making authority of the physician varies. These changes may make it necessary for the Company to alter its strategy prior to launch of Bexxar or even after launch and could affect adversely the ability of the Company to generate revenues.

     The Company's ability to market effectively may be affected adversely by a number of factors including physicians' resistance to change from established methods of treatment such as chemotherapy or radiation therapy and the special handling and administration requirements of a radioimmunotherapy. Further, the Company can provide no assurance as to whether Bexxar will be priced competitively compared to existing methods of treatment such as chemotherapy and radiation therapy. See "Risk Factors -- Uncertainty of Market Acceptance of Bexxar."

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company to limit or eliminate spending on development projects and affect the Company's ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. The Company cannot predict what impact that adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors increasingly are challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Bexxar, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. There can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Further, there can be no assurance that products can be manufactured on a commercial scale at a cost that will enable the Company to price its products within reimbursable rates. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the FD&C Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, the Company believes that Bexxar and other immunotherapeutics that it may develop will be regulated by the FDA as biologics and that other products to be developed by the Company, including Super-Leu-Dox and other TAP pro-drugs, are likely to be regulated as drugs.

     The steps required before a drug or biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) in the case of a biologic, the submission to the FDA of a BLA, or in the case of a drug, a New Drug Application ("NDA"), (v) FDA review of the BLA or NDA and (vi) satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with GMP. The testing and approval process requires substantial time, effort and financial resources, and there can be no assurance that any approval will be granted on a timely basis, if at all.

     Preclinical studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND automatically will become effective thirty days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent Institutional Review Board ("IRB") at each institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics. Phase II clinical trials usually involve studies in a limited patient population to (i) evaluate the efficacy of the drug for specific, targeted indications,
(ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. Phase III clinical trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population and at multiple clinical sites. Phase IV clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under expedited approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as "Phase III/IV post-approval clinical trials." Failure to conduct promptly Phase IV clinical trials could result in withdrawal of approval for products approved under expedited approval regulations.

     In the case of products for severe or life-threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. These trials are referred to frequently as Phase I/II trials. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product. Before approving a BLA or NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with GMP. The FDA may delay approval of a BLA or NDA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor safety or efficacy of a product. There can be no assurance that FDA approval of any BLA or NDA submitted by the Company will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

     The Company also will be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval.

  Food and Drug Administration Modernization Act of 1997

     FDAMA was enacted, in part, to ensure the timely availability of safe and effective drugs, biologics, and medical devices by expediting the FDA review process for new products. FDAMA establishes a statutory program for the approval of "fast track products," including biologics. The fast track provisions essentially codifies FDA's Accelerated Approval regulations for drugs and biologics. A "fast track product" is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for such a condition. Under the new fast track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a "fast track product" at any time during the clinical development of the product. FDAMA specifies that the FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor's request. Approval of a license application for a fast track product can be based on an effect on a clinical endpoint or on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval of a fast track product may be subject to (i) post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and (ii) prior review of copies of all promotional materials. If a preliminary review of the clinical data suggests efficacy, the FDA may initiate review of sections of an application for a "fast track product" before the application is complete. This "rolling review" is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the Prescription Drug User Fees Act time period does not begin until the complete application is submitted.

     The Company intends to seek fast track designation to secure expedited review of the BLA for Bexxar under FDAMA. It is uncertain if fast track designation will be obtained. Further, although the FDA has been mandated to issue guidance on the policies and procedures applicable to fast track products no later than November 1998, such guidelines are not yet available. The Company cannot predict the ultimate impact, if any, of the new fast track process on the timing or likelihood of FDA approval of Bexxar or any of its other potential products.

  Orphan Drug Designation

     Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Bexxar has received orphan drug designation from the FDA. Although the FDA recently decided to remove NHL from the list of diseases for which orphan drug designation may be obtained, the previous designation of Bexxar will not be affected. In any event, there can be no assurance that competitors will not receive approval of other, different drugs or biologics for low-grade NHL. Thus, although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that it would provide the Company with a material commercial benefit.

RADIOACTIVE AND OTHER HAZARDOUS MATERIALS

     The manufacturing and administration of Bexxar requires the handling, use and disposal of (131)I, a radioactive isotope of iodine. These activities must comply with various state and federal regulations, regarding the handling and use of radioactive materials. Violations of these regulations could significantly delay completion of clinical trials and commercialization of Bexxar. For its ongoing clinical trials and for commercial-scale production, the Company relies on Nordion to radiolabel the B-1 Antibody with (131)I at a single location in Canada. Violations of safety regulations could occur and the risk of accidental contamination or injury cannot be eliminated completely. In the event of any such noncompliance or accident, the supply of radiolabeled B-1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Manufacturing."

     The administration of Bexxar entails the introduction of radioactive materials into patients. These patients emit radioactivity at levels that pose a safety concern to others around them, especially healthcare workers for whom the cumulative effect of repeated exposure to radioactivity is of particular concern. These concerns are addressed in regulations promulgated by the NRC, as well as by various state and local governments and individual hospitals. Generally, patients who emit radioactivity above specified levels were required to be admitted to the hospital, where they could be isolated from others until radiation fell to acceptable levels. Regulations enacted in 1997 by the NRC have made it easier for hospitals to treat patients with radioactive materials on an outpatient basis. Under these regulations, Bexxar may be administered on an outpatient basis in most cases. Although state and local governments often follow the lead of the NRC, many currently do not, and there can be no assurance that they will do so or that patients receiving Bexxar will not have to remain in the hospital for one to three days following administration of the therapeutic dose, adding to the overall cost of the therapy.

     The Company also expects to use hazardous chemicals and radioactive compounds in its ongoing research activities. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. The Company could be held liable for any damages that result from such an accident, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may incur substantial costs to comply with environmental regulations.

PATENTS AND OTHER INTELLECTUAL PROPERTY

     The Company believes that patent and trade secret protection is important to its business and that its future will depend in part on its ability to maintain its technology licenses, protect its trade secrets, secure additional patents and operate without infringing the proprietary rights of others. The Company currently holds exclusive rights to one issued United States patent, one allowed United States patent application and several other pending patent applications that relate to the Bexxar therapeutic protocol. The Company also holds exclusive rights to a United States patent application relating to the manufacture of Bexxar and to one allowed United States patent application and several other pending patent applications relating to the dosimetry methods employed in the administration of Bexxar. The Company also holds an exclusive license to patent applications filed in the United States and Europe relating to its TAP pro-drug program.

     The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. Patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. The Company may not be aware of all of the patents potentially adverse to the Company's interest that may have been issued to other companies, research or academic institutions, or others. No assurances can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Company's technology, products or processes.

     To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. The Company is aware of various patents that have been issued to others that pertain to a portion of the Company's prospective business. The Company also from time to time receives correspondence asking the Company to consider the need for licenses under the patents of third parties. However, the Company believes that its current and proposed activities as described herein do not infringe any patents that ultimately would be determined to be valid. There can be no assurance that patents do not exist in the United States or in other countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to Bexxar or any of the Company's other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. There can be no assurance that the licenses that might be required for the Company's processes or products would be available on commercially acceptable terms, if at all.

     The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. The Company protects its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants, advisory board members, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. Moreover, there is certain subject matter which is patentable in the United States and not generally patentable outside of the United States. Differences in what constitutes patentable subject matter in various countries may limit the protection the Company can obtain on some of its inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and/or other issues may prevent the Company from obtaining patent protection outside of the United States which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Rights to use the name "Coulter Pharmaceutical, Inc." are licensed from Beckman Coulter. The rights expire on October 31, 2002 or earlier depending upon the occurrence of certain events.

COMPETITION

     The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by the Company would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of people with cancer. Many of these organizations have financial, technical, manufacturing and marketing resources greater than those of the Company. Several of them have developed or are developing therapies that could be used for treatment of the same diseases targeted by the Company. In 1997, one competitor received FDA approval for, and commenced marketing of, its non-radiolabeled chimeric antibody for the treatment of low-grade NHL. If a competing company were to develop or acquire rights to a more efficient or safer cancer therapy for treatment of the same diseases targeted by the Company, or one which offers significantly lower costs of treatment, the Company's business, financial condition and results of operations could be materially adversely affected.

     The Company believes that competition in the development and marketing of new cancer therapies will be based primarily on product efficacy and safety, time to market and price. To the extent the Company's product programs are successful, it also intends to rely to some degree on patents and other intellectual property and orphan drug designations to protect its products from competition.

     The Company believes that its product development programs will be subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to the Company's technologies. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. There can be no assurance that research and development by others will not render the Company's technology or potential products obsolete or non-competitive or result in treatments superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY AND INSURANCE

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that the Company will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against the Company in excess of its insurance coverage, if any, or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations.

HUMAN RESOURCES

     As of June 30, 1998 the Company had 91 employees, 54 of whom were engaged in research and development activities. Forty of such employees hold post-graduate degrees, including five with medical degrees and 16 with Ph.D.s. The Company's employees are not represented by a collective bargaining agreement. The Company believes its relations with its employees are good.

SCIENTIFIC ADVISORY BOARD

     James O. Armitage, M.D., is Chairman of the Department of Internal Medicine at the University of Nebraska Medical Center. He previously directed the Bone Marrow Transplant Program at the University of Iowa, where he was an Assistant Professor of Medicine.

     Paul P. Carbone, M.D., MACP, D.Sc. (Hon.), is the Director of the University of Wisconsin Comprehensive Cancer Center. He also is Professor Emeritus of Medicine and Associate Dean for Program Development at the University of Wisconsin Medical School. He previously served as a physician scientist at the National Institutes of Health. His clinical research has included the development of active combination chemotherapy for Hodgkin's disease, non-Hodgkin's lymphoma and breast cancer.

     Lawrence H. Einhorn, M.D., is Distinguished Professor of Medicine at Indiana University Medical Center. His research of germ cell tumors focused upon the discovery of treatments for testicular and ovarian cancer. Dr. Einhorn's work has also been directed toward the optimization of combination chemotherapy for these cancers.

     Sandra J. Horning, M.D., is Associate Professor of Medicine in the Division of Oncology and director of the Oncology Fellowship Training Program at Stanford University School of Medicine. In her 18 years at Stanford University, Dr. Horning has been involved in clinical trials of new biologics and drugs for Hodgkin's disease and non-Hodgkin's lymphoma. Dr. Horning is chairman of the Lymphoma Committee of the Eastern Cooperative Oncology Group and member of the Publications Committee of the American Society of Clinical Oncology.

     Robert J. Mayer, M.D., is the President of the American Society of Clinical Oncology, Chief of the Division of Clinical Oncology at the Dana-Farber Cancer Institute and Professor of Medicine at Harvard Medical School. He also is an attending physician at The Brigham and Women's Hospital, The Massachusetts General Hospital and the Beth Israel/Deaconess Medical Center. Dr. Mayer is known for his work in the treatment of leukemia and gastrointestinal cancers and for developing programs to train cancer researchers and clinicians.

     Saul Rosenberg, M.D., MACP, is Professor of Medicine and Radiology Emeritus at Stanford University School of Medicine and is an oncologist known for his contributions to advances in the treatment of Hodgkin's disease.

                                   MANAGEMENT

                EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company, and their ages as of July 1, 1998, are as follows:

                NAME                  AGE                      POSITION
                ----                  ---                      --------
Michael F. Bigham...................  41    President, Chief Executive Officer and
                                            Director
Dwayne M. Elwood(1).................  50    Vice President, Sales and Marketing
William G. Harris...................  40    Vice President, Finance and Chief Financial
                                              Officer
Kent S. Iverson(1)..................  36    Vice President, Manufacturing
Arlene M. Morris(1).................  46    Vice President, Business Development
Dan Shochat, Ph.D. .................  58    Vice President, Research and Development
Kay Slocum(1).......................  51    Vice President, Human Resources
Michael W. Spellman, Ph.D.(1).......  45    Vice President, Preclinical Development
George F. Tidmarsh, M.D.,             38    Vice President, Clinical Development
  Ph.D.(1)..........................
James C. Kitch, J.D.(1).............  51    Secretary
Arnold Oronsky, Ph.D.(2)............  57    Chairman of the Board
Brian G. Atwood(3)..................  45    Director
Joseph R. Coulter, III..............  38    Director
Donald L. Lucas(2)(3)...............  68    Director
Robert Momsen(2)....................  51    Director
George J. Sella, Jr.................  69    Director
Sue Van(2)(3).......................  51    Director

------------------------------
(1) Non-executive officer or key employee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     Michael F. Bigham has served as President, Chief Executive Officer and a director of the Company since July 1996. During June 1996, Mr. Bigham provided consulting services to the Company. Mr. Bigham served as Executive Vice President of Operations from April 1994 to June 1996 and Chief Financial Officer from April 1989 to June 1996 at Gilead Sciences, Inc., a biotechnology company. While at Gilead, he also served as Vice President of Corporate Development from July 1988 to March 1992. Mr. Bigham was Co-head of Healthcare Investment Banking for Hambrecht & Quist LLC, an investment banking firm where he was employed from 1984 to 1988. Mr. Bigham is a member of the Board of Directors of Datron Systems, Inc., a publicly-held electronics company, LJL BioSystems, Inc., a publicly-held scientific instrumentation company, and two privately-held companies. Mr. Bigham received a B.S. degree in Commerce with distinction from the University of Virginia and an M.B.A. from the Stanford University Graduate School of Business.

     Dwayne M. Elwood has served as Vice President, Sales and Marketing of the Company since July 1997. From May 1990 to July 1997, Mr. Elwood served as Vice President of New Product Development and as a Management Board Member at Ortho-McNeil Pharmaceutical, Inc., a division of Johnson & Johnson. His responsibilities at Ortho-McNeil Pharmaceutical included the commercialization and launch of several products in therapeutic areas, including biologicals, CNS agents, metabolic diseases and anti-infectives. He recently managed the launch of Ultram, a drug for chronic pain which is being marketed to various specialists, including oncologists. From January 1972 to May 1990, Mr. Elwood served in various sales and marketing management positions at Bristol-Myers Squibb, a pharmaceutical company. Mr. Elwood received a B.S. degree in Business Administration/Marketing from California State University, Chico.

     William G. Harris has served as Vice President, Finance and Chief Financial Officer of the Company since July 1996. From July 1992 to July 1996, Mr. Harris served as Director of Finance at Gilead Sciences, Inc., a biotechnology company. While at Gilead, Mr. Harris also served as

Controller and Manager of Administration from July 1991 to July 1992, and as Assistant Controller and Manager of Administration from October 1990 to July 1992. From July 1988 to October 1990, he was a Staff Accountant at Ernst & Young, LLP. Mr. Harris received a B.A. degree in Economics from the University of California, San Diego, and an M.B.A. from the University of Santa Clara Leavey School of Business and Administration.

     Kent S. Iverson has served as Vice President, Manufacturing of the Company since July 1998. From April 1997 to July 1998, Mr. Iverson served as Senior Director, Manufacturing of the Company. From January 1995 to April 1997, Mr. Iverson served as Director of Contract Services at Immunex Corporation, a biopharmaceutical company, where he was responsible for initiating and negotiating contract projects with biopharmaceutical companies to leverage manufacturing, process development and quality control capabilities. From April 1988 to January 1995, Mr. Iverson held various positions with increasing responsibility within Immunex Corporation, including Director of Fermentation Manufacturing and Manager of Pilot Plant Operations. From June 1985 to April 1988, Mr. Iverson served as Senior Technical Operator at Genentech, Inc., a biotechnology company. Mr. Iverson received a B.S. degree in Fermentation Sciences from the University of California at Davis.

     Arlene M. Morris has served as Vice President, Business Development of the Company since October 1996. From April 1993 to October 1996, Ms. Morris served as Vice President, Business Development at Scios, Inc., a biotechnology company. From November 1988 to April 1993, she served as Vice President, Business Development at McNeil Pharmaceutical, a subsidiary of Johnson & Johnson, where she was responsible for new product planning and business development. Ms. Morris received a B.A. degree in Biology and Chemistry from Carlow College.

     Dan Shochat, Ph.D. has served as Vice President, Research and Development of the Company since March 1995. From July 1988 to April 1995, Dr. Shochat served as Director of Biotechnology Development at Lederle Laboratories, a pharmaceutical division of American Cyanamid, Inc., where he was responsible for the worldwide program in monoclonal antibodies for the treatment of cancer. He received B.S. and M.S. degrees from Hebrew University in Israel and a Ph.D. in Biochemistry from L.S.U. Medical School in New Orleans. Dr. Shochat is the author of 25 scientific papers on tumor antigens and on antibodies for diagnostic and therapeutic use in cancer.

     Kay Slocum has served as Vice President, Human Resources of the Company since July 1998. From July 1997 to July 1998, Ms. Slocum served as Senior Director, Human Resources of the Company. From August 1996 to July 1997, Ms. Slocum served as Director, Human Resources and beginning in May 1996, Ms. Slocum provided consulting services to the Company. Since 1988, Ms. Slocum has been a consultant in the areas of management and organization development to companies in the healthcare and technology industries, including Coulter Corporation, a biopharmaceutical company (now Beckman Coulter). From August 1993 to September 1995, she served as Manager, Corporate Employee Development for Varian Associates, a manufacturing company for the healthcare and semiconductor industries. Ms. Slocum received a B.A. degree in Sociology from Southern Illinois University and a M.S. degree in Industrial Relations from Loyola University of Chicago.

     Michael W. Spellman, Ph.D. has served as Vice President, Preclinical Development of the Company since March 1998. From August 1984 to March 1998, Dr. Spellman held various positions with increasing responsibility at Genentech, Inc., a biotechnology company, most recently as Director, Pharmacokinetics and Metabolism. Dr. Spellman received a B.A. degree in Natural Science from Assumption College and a Ph.D. degree in Biochemistry from Michigan State University. He was a postdoctoral research associate in the Department of Organic Chemistry at Stockholm University in Stockholm, Sweden. Dr. Spellman is the author of 35 scientific papers on various topics in biotechnology.

     George F. Tidmarsh, M.D., Ph.D. has served as Vice President, Clinical Development of the Company since March 1997. From October 1996 to March 1997, Dr. Tidmarsh served as Senior Director of Clinical Development of the Company. He provided consulting services to the Company from September 1996 to October 1996. Dr. Tidmarsh has held an appointment as clinical faculty at Stanford University since July 1995, where he attends in oncology. From June 1993 to June 1995, Dr. Tidmarsh was associate Medical Director, Oncology, at SEQUUS Pharmaceuticals, Inc., where he oversaw clinical development of Doxil, an oncology drug which received accelerated approval from the FDA in 1995. From December 1991 to June 1993, Dr. Tidmarsh was a research scientist at Gilead Sciences, Inc., a biotechnology company. He received a B.S. degree in Microbiology and an M.D. and a Ph.D. in Cancer Biology from Stanford University. Dr. Tidmarsh is the author of 12 scientific papers on monoclonal antibodies and tumor biology.

     James C. Kitch, J.D. has served as the Secretary of the Company since December 1996. He has been a partner for more than ten years of Cooley Godward LLP, a law firm which has provided legal services to the Company. Mr. Kitch is a director of Lynx Therapeutics, Inc., a life sciences company.

     Arnold Oronsky, Ph.D. has served as Chairman of the Board of Directors of the Company since its inception in February 1995. From February 1995 to July 1996, Dr. Oronsky also served as President and Chief Executive Officer of the Company. Since March 1994, Dr. Oronsky has been a general partner at InterWest Partners, a private venture capital firm. From February 1997 to December 1997, Dr. Oronsky has been President and Chief Executive Officer at Coulter Cellular Therapies, a private biotechnology company, and is currently Chairman of the Board. Since December 1996, Dr. Oronsky has been Chief Executive Officer at Dynavax, a privately-held biotechnology company. From 1984 to 1994, Dr. Oronsky served as Vice President for Discovery Research at Lederle Laboratories, a pharmaceutical division of American Cyanamid, Inc., where he was responsible for the research of new drugs. Dr. Oronsky has won numerous grants and awards and has published over 125 scientific articles. Since 1988, Dr. Oronsky has served as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. Dr. Oronsky is a member of the Board of Directors of Corixa Corp., a publicly-held biotechnology company.

     Brian G. Atwood has served as a director of the Company since April 1996. From March to December 1995, Mr. Atwood was a consultant on business development to the Company. Since October 1997, Mr. Atwood has been a General Partner of Brentwood Venture Capital, a private venture capital firm and since November 1995 he served as a Venture Partner at the firm. He was a founder and served as President and Chief Executive Officer from December 1993 to May 1995 and Vice President, Operations from July 1988 to November 1993 of Glycomed Incorporated, a company dedicated to the discovery and development of novel drugs based on complex carbohydrates. From January 1986 to June 1987, Mr. Atwood was a Director at Perkin-Elmer/Cetus Instrument Systems, a joint venture formed by Perkin-Elmer Corp. and Cetus Corporation, where he oversaw the development and launch of three biotechnology instrument research systems. Mr. Atwood currently serves as chairman of one privately-held company.

     Joseph R. Coulter, III has served as a director of the Company since December 1996. Mr. Coulter had been employed by Coulter Corporation until December 1997. Coulter Corporation was acquired by Beckman Instruments in October 1997. During his 18 years at Coulter Corporation, Mr. Coulter served in various capacities including director, Executive Vice President, Director of Information Systems and Program Manager for Research and Development. Mr. Coulter currently serves as an officer of one privately-held company.

     Donald L. Lucas has served as a director of the Company since April 1996. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., Macromedia, Inc., Oracle Corporation, Transcend Services, Inc. and Tricord Systems, Inc.

     Robert Momsen has served as a director of the Company since its inception in February 1995. Since August 1982, Mr. Momsen has been a General Partner at InterWest Partners, a private venture capital firm. From 1977 to 1981, Mr. Momsen served as General Manager and Chief Financial Officer of Life Instruments Corporation, a medical diagnostic imaging company that he co-founded. Mr. Momsen currently serves as a director of ArthroCare Corp., COR Therapeutics, Inc., Innovasive Devices, Inc., Integ, Inc., Urologix, Inc. and ProGenitor, Inc. Mr. Momsen also serves as a director of five private companies.

     George J. Sella, Jr. has served as a director of the Company since December 1996. From January 1983 to his retirement in April 1993, Mr. Sella served as Chief Executive Officer of American Cyanamid Company, a chemical, agricultural and medical products company. From September 1979 to January 1991, Mr. Sella served as President of American Cyanamid. From May 1984 to April 1993, he served as Chairman of the Board of Directors of American Cyanamid. Mr. Sella currently serves as a director of Union Camp Corporation, Bush Boake Allen, Inc., Equitable Companies, Inc. and two privately-held companies.

     Sue Van has served as a director of the Company since its inception in February 1995. Since December 1997, she has been Trustee of the Wallace H. Coulter Trust. Ms. Van was employed by Coulter Corporation until December 1997. During her 22 years at Coulter Corporation, she was most recently a director, Executive Vice President, Chief Financial Officer and Treasurer. Coulter Corporation was acquired by Beckman Instruments in October 1997. Ms. Van currently serves as a director of one private company.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their Representatives, BT Alex. Brown Incorporated, Hambrecht & Quist LLC, Pacific Growth Equities, Inc. and Piper Jaffray Inc. have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
BT Alex. Brown Incorporated.................................    945,000
Hambrecht & Quist LLC.......................................    525,000
Pacific Growth Equities, Inc................................    420,000
Piper Jaffray Inc...........................................    210,000
Lehman Brothers Inc. .......................................    150,000
Vector Securities International, Inc. ......................    150,000
                                                              ---------
Total.......................................................  2,400,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.78 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 360,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,400,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,400,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Subject to certain exceptions, the Company has agreed not to issue, offer, sell, sell short or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. In addition, all officers and directors and certain stockholders of the Company have agreed not to offer or otherwise dispose of any such Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing, maintaining or otherwise affecting the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California ("Cooley Godward"). Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. As of the date of this Prospectus, Cooley Godward and certain members of Cooley Godward beneficially owned an aggregate of approximately 11,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of Coulter Pharmaceutical, Inc. appearing in Coulter Pharmaceutical, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997 (also included herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein (also incorporated herein by reference). Such consolidated financial statements are included (and incorporated herein by reference) in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered by the Company has been filed with the SEC, Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices, upon payment of certain fees prescribed by the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
COULTER PHARMACEUTICAL, INC. CONSOLIDATED FINANCIAL
  STATEMENTS -- MARCH 31, 1998 (UNAUDITED)
Consolidated Balance Sheets.................................   F-2
Consolidated Statements of Operations.......................   F-3
Consolidated Statements of Cash Flows.......................   F-4
Notes to Consolidated Financial Statements..................   F-5

COULTER PHARMACEUTICAL, INC. CONSOLIDATED FINANCIAL
  STATEMENTS -- DECEMBER 31, 1997
Report of Ernst & Young LLP, Independent Auditors...........   F-7
Consolidated Balance Sheets.................................   F-8
Consolidated Statements of Operations.......................   F-9
Consolidated Statement of Stockholders' Equity..............  F-10
Consolidated Statements of Cash Flows.......................  F-11
Notes to Consolidated Financial Statements..................  F-12

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)      (NOTE 1)
Current assets:
  Cash and cash equivalents.................................    $ 11,031       $ 20,451
  Short-term investments....................................      56,340         54,994
  Prepaid expenses and other current assets.................         491            269
                                                                --------       --------
          Total current assets..............................      67,862         75,714
Property and equipment, net.................................       2,573          2,263
Employee loans receivable...................................         299            323
Other assets................................................         371            371
                                                                --------       --------
                                                                $ 71,105       $ 78,671
                                                                ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  1,470       $  1,838
  Accrued liabilities.......................................      10,967          7,959
  Current portion of equipment financing obligations and             765            715
     debt facility..........................................
                                                                --------       --------
          Total current liabilities.........................      13,202         10,512
Non current portion of equipment financing obligations and         2,106          2,298
  debt facility.............................................
Commitments
Stockholders' equity:
  Preferred stock, issuable in series, $.001 par value:               --             --
     3,000,000 shares authorized; no shares issued or
     outstanding at March 31, 1998 or December 31, 1997.....
  Common stock, $.001 par value: 30,000,000 shares                    14             14
     authorized; 13,629,528 shares and 13,570,224 shares
     issued and outstanding at March 31, 1998 and December
     31, l997, respectively.................................
  Additional paid-in capital................................     111,746        111,598
  Accumulated other comprehensive income....................         (35)            (7)
  Deferred compensation.....................................      (1,004)        (1,085)
  Deficit accumulated during the development stage..........     (54,924)       (44,659)
                                                                --------       --------
          Total stockholders' equity........................      55,797         65,861
                                                                --------       --------
                                                                $ 71,105       $ 78,671
                                                                ========       ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THREE MONTHS ENDED       FOR THE PERIOD
                                                         MARCH 31,           FROM INCEPTION
                                                    -------------------    (FEBRUARY 16, 1995)
                                                      1998       1997       TO MARCH 31, 1998
                                                    --------    -------    -------------------
Operating expenses:
     Research and development.....................  $  9,017    $ 3,036         $ 46,282
     Selling, general and administrative..........     2,160      1,208           12,760
                                                    --------    -------         --------
Total operating expenses..........................    11,177      4,244           59,042
Interest income and other, net....................       912        438            4,118
                                                    --------    -------         --------
Net loss..........................................  $(10,265)   $(3,806)        $(54,924)
                                                    ========    =======         ========
Basic and diluted net loss per share..............  $  (0.77)   $( 0.56)
                                                    --------    -------

Shares used in computing basic and diluted net
  loss per share..................................    13,377      6,792
                                                    ========    =======

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                       THREE MONTHS       FOR THE PERIOD FROM
                                                     ENDED MARCH 31,           INCEPTION
                                                   --------------------   (FEBRUARY 16, 1995)
                                                     1998        1997      TO MARCH 31, 1998
                                                   --------    --------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.........................................  $(10,265)   $ (3,806)       $(54,924)
Adjustments to reconcile net loss to net cash
  provided by
  (used in) operating activities:
  Depreciation and amortization..................        98          22             409
  Amortization of deferred compensation..........        81         298           1,496
Changes in operating assets and liabilities:
  Prepaid expenses and other current assets......      (222)        (66)           (491)
  Employee loans receivable......................        24          37            (299)
  Other assets...................................        --           9            (371)
  Accounts payable...............................      (368)        285           1,470
  Accrued liabilities............................     3,008      (3,202)         10,967
                                                   --------    --------        --------
          Net cash used in operating
activities.......................................    (7,644)     (6,423)        (41,743)
                                                   --------    --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments..............   (32,432)    (21,781)       (104,749)
Maturities of short-term investments.............    25,984       7,645          41,114
Sales of short-term investments..................     5,074          --           7,344
Purchases of property and equipment..............      (408)       (185)         (2,978)
                                                   --------    --------        --------
          Net cash used in investing
            activities...........................    (1,782)    (14,321)        (59,269)
                                                   --------    --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of equipment financing obligations and
  debt facility..................................      (175)        (86)           (750)
Borrowings under equipment financing obligations
  and debt facility..............................        33       1,159           3,533
Proceeds from issuances of convertible preferred
  stock, net.....................................        --          --          28,355
Proceeds from issuance of common stock, net......       148      34,445          80,905
                                                   --------    --------        --------
          Net cash provided by financing
            activities...........................         6      35,518         112,043
                                                   --------    --------        --------
Net increase (decrease) in cash and cash
  equivalents....................................    (9,420)     14,774          11,031
Cash and cash equivalents at beginning of
  period.........................................    20,451       8,826              --
                                                   --------    --------        --------
Cash and cash equivalents at end of period.......  $ 11,031    $ 23,600        $ 11,031
                                                   ========    ========        ========

                             See accompanying notes

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The information at March 31, 1998, for the three month periods ended March 31, 1998 and 1997 and for the period from inception (February 16, 1995) to March 31, 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with generally accepted accounting principles. The March 31, 1998 interim results are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the audited financial statements for the fiscal year ended December 31, 1997 included in the Company's annual report on Form 10-K.

     The consolidated balance sheet at December 31, 1997 has been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

  Net Loss Per Share

     Effective December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share", which modifies the way in which earnings per share are calculated and disclosed.

     "Basic" net loss per share (as defined by SFAS 128) is computed using the weighted average number of common shares outstanding less those shares outstanding subject to continued vesting. As the Company reported a loss for all periods presented, there is no difference between basic and diluted net loss per share amounts as prescribed by SFAS 128. Loss per share for the three months ended March 31, 1997 has been restated to conform to the requirements of SFAS 128.

  New Accounting Standard

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities which, prior to adoption, were reported separately in shareholders' equity to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     During the first quarter of 1998 and 1997, total comprehensive loss amounted to $10.3 million and $3.9 million, respectively.

2.  INVESTMENTS

     Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company's debt securities are classified as available-for-sale and are carried at estimated fair value in cash equivalents and short-term investments. Unrealized gains and losses are reported as accumulated other comprehensive income in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 1998
                                  (UNAUDITED)

interest income. Realized gains and losses on available-for-sale securities are included in interest income and expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company's cash equivalents and short-term investments as of March 31, 1998 are as follows (in thousands):

                                                     GROSS         GROSS
                                      AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                        COST         GAINS         LOSSES      FAIR VALUE
                                      ---------    ----------    ----------    ----------
Money market funds..................  $  1,943        $ --          $ --        $  1,943
Commercial paper....................    20,571          --           (16)         20,555
Corporate bond......................    24,117          --           (10)         24,107
Certificates of Deposit.............    20,636          --            (9)         20,627
                                      --------        ----          ----        --------
          Total.....................    67,267          --           (35)         67,232
Less amounts classified as cash
  equivalents.......................   (10,898)         --             6         (10,892)
                                      --------        ----          ----        --------
          Total short-term
            investments.............  $ 56,369        $ --          $(29)       $ 56,340
                                      ========        ====          ====        ========

     Realized gain or losses of available-for-sale securities for the quarter ended March 31, 1998 were not significant. There were no realized gains or losses on the sale of available-for-sale securities for the quarter ended March 31, 1997.

     At March 31, 1998 the contractual maturities of short term investments were as follows (in thousands):

                                                                  ESTIMATED FAIR
                                                 AMORTIZED COST       VALUE
                                                 --------------   --------------
Due in one year or less........................     $30,944          $30,925
Due after one year through two years...........      25,425           25,415
                                                    -------          -------
                                                    $56,369          $56,340
                                                    =======          =======

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Coulter Pharmaceutical, Inc.

     We have audited the accompanying consolidated balance sheets of Coulter Pharmaceutical, Inc. (a development stage company) (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the two years in the period ended December 31, 1997 and for the periods from inception (February 16, 1995) to December 31, 1995 and 1997 and the related statement of stockholders' equity for the period from inception (February 16, 1995) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coulter Pharmaceutical, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 and for the periods from inception (February 16, 1995) to December 31, 1995 and 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 26, 1998

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
Current assets:
  Cash and cash equivalents.................................    $ 20,451        $  8,826
  Short-term investments....................................      54,994           7,617
  Prepaid expenses and other current assets.................         269             499
  Current portion of employee loans receivable..............          --              35
                                                                --------        --------
          Total current assets..............................      75,714          16,977
Property and equipment, net.................................       2,263             924
Employee loans receivable...................................         323             271
Other assets................................................         371             149
                                                                --------        --------
                                                                $ 78,671        $ 18,321
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  1,768        $  1,490
  Payable to Beckman Coulter................................          70             111
  Accrued liabilities.......................................       7,959           4,330
  Current portion of equipment financing obligations and
     debt facility..........................................         715             309
                                                                --------        --------
          Total current liabilities.........................      10,512           6,240
Non current portion of equipment financing obligations and
  debt facility.............................................       2,298           1,535
Commitments
Stockholders' equity:
  Preferred stock, issuable in series, $.001 par value:
     3,000,000 and 20,000,000 shares authorized; none and
     19,797,940 shares issued and outstanding at December
     31, 1997 and 1996, respectively........................          --          28,355
  Common stock, $.001 par value: 30,000,000 shares
     authorized; 13,570,224 and 437,612 shares issued and
     outstanding at December 31, 1997 and 1996,
     respectively...........................................          14               1
Additional paid-in capital..................................     111,598           2,488
Net unrealized loss on securities available-for-sale........          (7)             (3)
Deferred compensation.......................................      (1,085)         (1,964)
Deficit accumulated during the development stage............     (44,659)        (18,331)
                                                                --------        --------
          Total stockholders' equity........................      65,861          10,546
                                                                --------        --------
                                                                $ 78,671        $ 18,321
                                                                ========        ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        FOR THE PERIOD                                  FOR THE PERIOD
                                             FROM                                            FROM
                                           INCEPTION                                      INCEPTION
                                         (FEBRUARY 16,                                  (FEBRUARY 16,
                                           1995) TO        YEAR ENDED     YEAR ENDED       1995) TO
                                         DECEMBER 31,     DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                             1995             1996           1997            1997
                                        ---------------   ------------   ------------   --------------
Operating expenses:
  Research and development............   $      2,539       $ 13,681       $ 21,045        $ 37,265
  Selling, general and
     administrative...................            581          2,409          7,610          10,600
                                         ------------       --------       --------        --------
Total operating expenses..............          3,120         16,090         28,655          47,865
Interest income and other, net........            127            752          2,327           3,206
                                         ------------       --------       --------        --------
Net loss..............................   $     (2,993)      $(15,338)      $(26,328)       $(44,659)
                                         ============       ========       ========        ========
Basic and diluted net loss per
  share...............................   $ (12,736.17)      $(649.39)      $  (2.58)
                                         ------------       --------       --------
Shares used in computing
  basic and diluted net loss per
  share...............................          0.235             24         10,197
                                         ============       ========       ========
Pro forma basic and diluted net loss
  per share...........................   $      (1.28)      $  (2.65)
                                         ------------       --------
Shares used in computing pro forma
  basic and diluted net loss per
  share...............................          2,342          5,793
                                         ============       ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                               NET
                                                                                            UNREALIZED
                               CONVERTIBLE PREFERRED                                           LOSS
                                       STOCK              COMMON STOCK       ADDITIONAL   ON SECURITIES
                               ---------------------   -------------------    PAID-IN     AVAILABLE-FOR-     DEFERRED
                                 SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL          SALE        COMPENSATION
                               -----------   -------   ----------   ------   ----------   --------------   ------------
Issuance of Series A
  convertible preferred stock
  for cash ($1.00 per share)
  and technology in February
  1995........................   7,500,000   $ 2,500           --    $--      $     --         $--           $    --
Issuance of Series B
 convertible preferred stock
 to a founder at $1.50 per
 share for cash in August and
 October 1995, less issuance
 costs of $11.................   2,333,333     3,489           --     --            --          --                --
Exercise of common stock
 options by a consultant at
 $0.30 per share for cash in
 November 1995................          --        --        2,059     --             1          --                --
Net loss......................          --        --           --     --            --          --                --
                               -----------   -------   ----------    ---      --------         ---           -------
Balances at December 31,
 1995.........................   9,833,333     5,989        2,059     --             1          --                --
Issuance of Series C
 convertible preferred stock
 and warrants for 498,705
 shares of common stock to
 investors at $2.25 per share
 for cash in April 1996, less
 issuance costs of $55........   9,964,607    22,366           --     --            --          --                --
Issuance of common stock to a
 prospective officer at $0.45
 per share for cash in March
 1996.........................          --        --      400,000      1           179          --                --
Issuance of common stock
 pursuant to stock option
 exercises....................          --        --       35,553     --            14          --                --
Unrealized loss on securities
 available-for-sale, net......          --        --           --     --            --          (3)               --
Deferred compensation related
 to grants of certain stock
 options......................          --        --           --     --         2,294          --            (2,294)
Amortization of deferred
 compensation.................          --        --           --     --            --          --               330
Net loss......................          --        --           --     --            --          --                --
                               -----------   -------   ----------    ---      --------         ---           -------
Balances at December 31,
 1996.........................  19,797,940    28,355      437,612      1         2,488          (3)           (1,964)
Conversion of convertible
 preferred stock into common
 stock........................ (19,797,940)  (28,355)   6,599,287      6        28,349          --                --
Issuance of 2,875,000 shares
 of common stock at $12.00 per
 share less issuance costs of
 $3,226.......................          --        --    2,875,000      3        31,274          --                --
Issuance of common stock
 pursuant to stock options
 exercises....................          --        --       77,358     --            45          --                --
Issuance of common stock
 pursuant to warrant
 exercises....................          --        --      385,315      1         3,127          --                --
Deferred compensation related
 to grant of certain stock
 options......................          --        --           --     --           206          --              (206)
Amortization of deferred
 compensation.................          --        --           --     --            --          --             1,085
Issuance of common stock
 pursuant to the employee
 stock purchase plan..........          --        --       33,152     --           280          --                --
Issuance of 3,162,500 shares
 of common stock at $15.50 per
 share less issuance costs of
 $3,190.......................          --        --    3,162,500      3        45,829          --                --
Unrealized loss on securities
 available-for-sale, net......          --        --           --     --            --          (4)               --
Net loss......................          --        --           --     --            --          --                --
                               -----------   -------   ----------    ---      --------         ---           -------
Balance at December 31,
 1997.........................          --   $    --   13,570,224    $14      $111,598         $(7)          $(1,085)
                               ===========   =======   ==========    ===      ========         ===           =======


                                  DEFICIT
                                ACCUMULATED
                                 DURING THE        TOTAL
                                DEVELOPMENT    STOCKHOLDERS'
                                   STAGE          EQUITY
                                ------------   -------------
Issuance of Series A
  convertible preferred stock
  for cash ($1.00 per share)
  and technology in February
  1995........................    $     --       $  2,500
Issuance of Series B
 convertible preferred stock
 to a founder at $1.50 per
 share for cash in August and
 October 1995, less issuance
 costs of $11.................          --          3,489
Exercise of common stock
 options by a consultant at
 $0.30 per share for cash in
 November 1995................          --              1
Net loss......................      (2,993)        (2,993)
                                  --------       --------
Balances at December 31,
 1995.........................      (2,993)         2,997
Issuance of Series C
 convertible preferred stock
 and warrants for 498,705
 shares of common stock to
 investors at $2.25 per share
 for cash in April 1996, less
 issuance costs of $55........          --         22,366
Issuance of common stock to a
 prospective officer at $0.45
 per share for cash in March
 1996.........................          --            180
Issuance of common stock
 pursuant to stock option
 exercises....................          --             14
Unrealized loss on securities
 available-for-sale, net......          --             (3)
Deferred compensation related
 to grants of certain stock
 options......................          --             --
Amortization of deferred
 compensation.................          --            330
Net loss......................     (15,338)       (15,338)
                                  --------       --------
Balances at December 31,
 1996.........................     (18,331)        10,546
Conversion of convertible
 preferred stock into common
 stock........................          --             --
Issuance of 2,875,000 shares
 of common stock at $12.00 per
 share less issuance costs of
 $3,226.......................          --         31,277
Issuance of common stock
 pursuant to stock options
 exercises....................          --             45
Issuance of common stock
 pursuant to warrant
 exercises....................          --          3,128
Deferred compensation related
 to grant of certain stock
 options......................          --             --
Amortization of deferred
 compensation.................          --          1,085
Issuance of common stock
 pursuant to the employee
 stock purchase plan..........          --            280
Issuance of 3,162,500 shares
 of common stock at $15.50 per
 share less issuance costs of
 $3,190.......................          --         45,832
Unrealized loss on securities
 available-for-sale, net......          --             (4)
Net loss......................     (26,328)       (26,328)
                                  --------       --------
Balance at December 31,
 1997.........................    $(44,659)      $ 65,861
                                  ========       ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                    FOR THE PERIOD                         FOR THE PERIOD
                                                         FROM                                   FROM
                                                      INCEPTION                              INCEPTION
                                                    (FEBRUARY 16,        YEAR ENDED        (FEBRUARY 16,
                                                       1995) TO         DECEMBER 31,          1995) TO
                                                     DECEMBER 31,    -------------------    DECEMBER 31,
                                                         1995          1996       1997          1997
                                                    --------------   --------   --------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................    $(2,993)      $(15,338)  $(26,328)     $(44,659)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization....................         12             49        250           311
  Amortization of deferred compensation............         --            330      1,085         1,415
Changes in operating assets and liabilities:
  Prepaid expenses and other current assets........        (40)          (459)       230          (269)
  Employee loans receivable........................        (31)          (275)       (17)         (323)
  Other assets.....................................        (26)          (123)      (222)         (371)
  Accounts payable.................................        341          1,149        278         1,768
  Payable to Beckman Coulter.......................         25             86        (41)           70
  Accrued liabilities..............................        265          4,152      3,629         8,046
                                                       -------       --------   --------      --------
          Net cash used in operating activities....     (2,447)       (10,429)   (21,136)      (34,012)
                                                       -------       --------   --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments................         --        (10,879)   (61,525)      (72,404)
Maturities of short-term investments...............         --            986     14,144        15,130
Sale of short-term investments.....................         --          2,270         --         2,270
Purchases of property and equipment................       (105)          (876)    (1,589)       (2,570)
                                                       -------       --------   --------      --------
          Net cash used in investing activities....       (105)        (8,499)   (48,970)      (57,574)
                                                       -------       --------   --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of equipment financing obligations and
  debt facility....................................         --            (44)      (531)         (575)
Borrowings under equipment financing obligations
  and debt facility................................         --          1,800      1,700         3,500
Proceeds from issuances of convertible preferred
  stock, net.......................................      5,989         22,366         --        28,355
Proceeds from issuance of common stock, net........          1            194     80,562        80,757
                                                       -------       --------   --------      --------
          Net cash provided by financing
            activities.............................      5,990         24,316     81,731       112,037
                                                       -------       --------   --------      --------
Net increase in cash and cash equivalents..........      3,438          5,388     11,625        20,451
Cash and cash equivalents at beginning of period...         --          3,438      8,826            --
                                                       -------       --------   --------      --------
Cash and cash equivalents at end of period.........    $ 3,438       $  8,826   $ 20,451      $ 20,451
                                                       =======       ========   ========      ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid......................................    $    --       $     --   $    283      $    283
Schedule of non-cash investing and financing
  activities:
Net exercises of warrants to purchase 37,785 shares
  of common stock..................................    $    --       $     --   $    453      $    453
Acquisition of equipment pursuant to supplemental
  lease obligation.................................    $    --       $     78   $     --      $     78
Deferred compensation related to grant of certain
  stock options....................................    $    --       $  2,294   $    206      $  2,500

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Principles of Consolidation

     Coulter Pharmaceutical, Inc. (the "Company" or "Coulter") was incorporated in the State of Delaware on February 16, 1995 to engage in the research and development of products for the treatment of cancer. The Company's principal activities to date have involved conducting research and development, recruiting management and technical personnel, obtaining financing and securing operating facilities. Therefore, the Company is classified as a development stage company.

     In the course of its development activities, the Company has sustained continuing operating losses and expects such losses to continue over the next several years. The Company plans to continue to finance its operations with a combination of stock sales, collaborative agreements with corporate partners, revenues from product sales and technology licenses. The Company's ability to continue as a going concern is dependent upon successful execution of financings and, ultimately, upon achieving profitable operations.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Coulter Pharma Belgium, SA which was formed under the laws of Belgium in June 1996. Intercompany balances and transactions have been eliminated.

     In connection with its formation, the Company issued 5,000,000 shares of its Series A preferred stock (since converted to 1,666,666 shares of common stock) to Coulter Corporation in exchange for rights to certain intellectual property, contractual rights and other assets pertaining to Bexxar(TM). In 1997 Beckman Instruments acquired Coulter Corporation (now known as "Beckman Coulter"). Prior to the acquisition, all shares of the Company's stock were distributed to the members of the Coulter family. Beckman Coulter retains the rights to the assignment agreement and under the terms of this assignment agreement, royalties are payable to Beckman Coulter upon commercial sale of product, if any, derived from these licenses. Beckman Coulter also has the right, in lieu of receiving cash, to purchase shares of the Company's equity securities at the then current fair market value of such securities with respect to the first $4.5 million payable to Beckman Coulter under this assignment agreement. This transaction was accounted for as an acquisition of assets from an affiliate with the amounts brought over at their historical basis of $0.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Net Loss Per Share

     Effective December 31, 1997, the Company adopted Statement of Financial Standards No. 128 "Earnings Per Share" ("SFAS 128"). The Statement requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share, if more dilutive, for all periods presented.

     For all periods presented, both basic and diluted net loss per share are computed based on weighted average number of common shares outstanding during the period. Stock options and warrants to purchase common shares could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share as their effect is anti-dilutive for the periods presented.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Pro forma basic net loss per share as presented in the Statements of Operations has been computed as described above and also gives effect to the conversion of the convertible preferred stock that automatically converted into common stock upon completion of the Company's initial public offering in January 1997 (using the if converted method). Such shares are included from their original date of issuance.

     A reconciliation of shares used in the calculation of basic and diluted and pro forma basic and diluted net loss per share follows:

                             PERIOD FROM INCEPTION
                              (FEBRUARY 16, 1995)      YEAR ENDED DECEMBER 31
                                  TO DECEMBER        ---------------------------
                                     1995                1996           1997
                             ---------------------   ------------   ------------
Net loss...................       $(2,993,000)       $(15,338,000)  $(26,328,000)
                                  ===========        ============   ============
Basic and diluted:
Weighted-average shares of
  common stock
  outstanding..............               235              23,619     10,197,225
                                  -----------        ------------   ------------
Shares used in computing
  basic and diluted net
  loss per share...........               235              23,619     10,197,225
                                  ===========        ============   ============
Basic and diluted net loss
  per share................       $(12,736.17)       $    (649.39)  $      (2.58)
                                  ===========        ============   ============
Pro forma basic and
  diluted:
Shares used in computing
  basic and diluted net
  loss per share...........               235              23,619
Adjusted to reflect the
  effect of the assumed
  conversion of preferred
  stock....................         2,341,665           5,768,911
                                  -----------        ------------
Shares used in computing
  pro forma basic and
  diluted net loss per
  share....................         2,341,900           5,792,530
                                  ===========        ============
Pro forma basic and diluted
  net loss per share.......       $     (1.28)       $      (2.65)
                                  ===========        ============

  Current Vulnerability to Certain Concentrations

     The Company has contracted with two third-party manufacturers, Boehringer Ingleheim Pharma KG ("BI Pharma KG") and LONZA Biologics plc ("Lonza"), to produce a monoclonal antibody (the "B-1 Antibody"). The Company has also contracted with a third-party manufacturer, MDS Nordion, Inc. ("Nordion") for the radiolabeling of the B-1 Antibody in a centralized facility. However, should the Company not be able to obtain sufficient quantities of the B-1 Antibody from BI Pharma KG or Lonza or radiolabeled B-1 Antibody from Nordion, or additional suppliers, certain research and development activities may be delayed.

  Cash, Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Short-term investments consist of investments with original maturities greater than three months, but less than two years.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company accounts for its cash equivalents and short-term investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under the provisions of SFAS 115, the Company has classified its cash equivalents and short-term investments as "available-for-sale." Such investments are recorded at fair value and unrealized gains and losses, which are considered to be temporary, are recorded as a separate component of Stockholders' equity until realized. The Company classifies all investments in its available-for-sale portfolio as current assets.

  Foreign Currency Translation

     The functional currency of Coulter Pharma Belgium, SA is the U.S. Dollar. Assets and liabilities of Coulter Pharma Belgium, SA are translated at current exchange rates, and the related revenues and expenses are translated at average exchange rates in effect during the period. The resulting translation adjustment is recorded in selling, general and administrative expense in the accompanying consolidated statements of operations and has been immaterial since the formation of the subsidiary in June 1996.

  Property and Equipment

     Purchased property and equipment are stated at cost less accumulated depreciation which is calculated using the straight-line method over the estimated useful lives of the respective assets of three to five years.

  Sponsored Research and License Fees

     Research and development expenses paid to third parties under sponsored research arrangements are recognized as the related services are performed, generally ratably over the period of service. License fees are expensed when the related obligation is incurred.

  Stock-Based Compensation

     In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 2. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities (in thousands):

                                                          GROSS        GROSS
                                            AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                              COST        GAINS        LOSSES     FAIR VALUE
                                            ---------   ----------   ----------   ----------
December 31, 1997
Money market funds........................  $  1,409        $--         $ --       $  1,409
Commercial paper..........................    22,792        --            (7)        22,785
Corporate Bond............................    23,661         5            (8)        23,658
US Government-backed securities...........    11,061        --            (4)        11,057
Certificates of Deposit...................    16,316         4            --         16,320
                                            --------        --          ----       --------
          Total...........................    75,239         9           (19)        75,229
Less amounts classified as cash
  equivalents.............................   (20,238)       --            (3)       (20,235)
                                            --------        --          ----       --------
          Total short-term investments....  $ 55,001        $9          $(16)      $ 54,994
                                            ========        ==          ====       ========

December 31, 1996
Money market funds........................  $  1,874        $--         $ --       $  1,874
Commercial paper..........................    14,481        --            (3)        14,478
                                            --------        --          ----       --------
          Total...........................    16,355        --            (3)        16,352
Less amounts classified as cash
  equivalents.............................    (8,735)       --            --         (8,735)
                                            --------        --          ----       --------
          Total short-term investments....  $  7,620        $--         $ (3)      $  7,617
                                            ========        ==          ====       ========

     There were no realized gains or losses on the sales of available-for-sale securities in the year ended December 31, 1997. Realized gain or losses of available-for-sale securities in the year ended December 31, 1996 were not significant.

     At December 31, 1997, the contractual maturities of short-term investments were as follows (in thousands):

                                                                     ESTIMATED
                                                   AMORTIZED COST    FAIR VALUE
                                                   --------------    ----------
Due in one year or less..........................     $47,260         $47,253
Due after one year through two years.............       7,741           7,741
                                                      -------         -------
                                                      $55,001         $54,994
                                                      =======         =======

 3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31 (in thousands):

                                                             1996     1997
                                                             ----    ------
Machinery and equipment....................................  $143    $1,427
Furniture and fixtures.....................................    95       176
Construction in process....................................   743       967
                                                             ----    ------
                                                              981     2,570
Less accumulated depreciation..............................   (57)     (307)
                                                             ----    ------
Property and equipment, net................................  $924    $2,263
                                                             ====    ======

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 4. SPONSORED RESEARCH AND LICENSE AGREEMENTS

     The Company has entered into numerous agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. As of December 31, 1997, noncancelable commitments under these arrangements were approximately $1.6 million. In order to maintain certain of these licenses, the Company must pay specified annual license fees. Certain of the licenses provide for the payment of royalties by the Company on future product sales, if any.

 5. ACCRUED LIABILITIES

     Accrued liabilities consists of the following at December 31 (in thousands):

                                                            1996      1997
                                                           ------    ------
Accrued research and development expenses................  $3,505    $6,426
Accrued clinical trial costs.............................     342       620
Other....................................................     483       913
                                                           ------    ------
          Total..........................................  $4,330    $7,959
                                                           ======    ======

 6. EQUIPMENT FINANCING OBLIGATIONS AND LONG TERM DEBT

     In December 1996, the Company entered into a $3,827,000 equipment lease financing and debt facility with a financing company of which $327,000 remains available at December 31, 1997. The Company makes monthly payments plus interest on amounts borrowed over the 48-month term of the facility. Amounts outstanding under the equipment facility are secured by the underlying assets. Included in property and equipment at December 31, 1997 are assets with a cost of $1,165,000 ($78,000 at December 31, 1996) acquired pursuant to a fixed interest rate equipment loan. Accumulated amortization of assets acquired pursuant to these obligations was approximately $196,000 and $15,000 at December 31, 1997 and 1996, respectively.

     In December 1996, the Company borrowed $1,722,000 under the unsecured debt provision of the facility. The Company will make 48 monthly payments of approximately $42,000 followed by a final payment of approximately $172,000 all of which include interest at a fixed rate of 11.75%.

     In March 1997, the Company borrowed $613,000 under the unsecured debt provision of the facility. The Company will make 48 monthly payments approximately $15,000 followed by a final payment of approximately $61,000, all of which include interest at a fixed rate of 11.91%.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1997, the Company's aggregate commitment under such agreement, together with the net present value of the obligations, is as follows (in thousands):

                        YEARS ENDING
                        DECEMBER 31:
                        ------------
     1998...................................................  $1,023
     1999...................................................   1,023
     2000...................................................   1,200
     2001...................................................     424
                                                              ------
                                                              $3,670
Less amounts representing interest..........................    (657)
Less current portion........................................    (715)
                                                              ------
                                                              $2,298
                                                              ======

 7. COMMITMENTS

     The Company leases its offices under operating leases which expire at various dates beginning in 1999 through 2002. Rent expense under these leases totaled approximately $461,000 for the year ended December 31,1997, $186,000 for the year ended December 31, 1996, and $71,000 for the period from inception (February 16, 1995) to December 31, 1995.

     At December 31, 1997, the aggregate noncancelable future minimum payments under the operating leases are as follows (in thousands):

                       YEARS ENDING                         OPERATING
                       DECEMBER 31:                          LEASES
                       ------------                         ---------
  1998....................................................   $  567
  1999....................................................      398
  2000....................................................      321
  2001....................................................      268
  2002....................................................       99
                                                             ------
          Total...........................................   $1,653
                                                             ======

     On November 7, 1997, the Company entered into a cancelable agreement to lease additional facilities. The monthly rent payments are from $78,000 to $120,000 throughout the term of the lease. In connection with its lease agreement, the Company obtained a letter of credit agreement from a bank which secures the aggregate future payments under the lease.

     The Company is also contractually committed under development agreements with contract manufacturers. Such future commitments are approximately $8,300,000 at December 31, 1997 (none at December 31, 1996).

 8. RELATED PARTY TRANSACTIONS

     The Company issued loans to employees totaling $30,000 and $455,000 for the period from inception (February 16, 1995) to December 31, 1995 and the year ended December 31, 1996, respectively. The loans were either repaid in full or converted to new loan agreements in 1997. The Company entered into loan agreements with certain key employees, totaling $670,000 for the period ended December 31, 1997. The loans are non-interest bearing with various terms ranging from four to ten years. The forgiven amount and the repaid amount will be calculated on a pro-rata basis over

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

years one through ten of continued employment. In the event an employee ceases to be employed by the Company, the loan becomes interest-bearing and due within a reasonable period not to exceed three months. Each loan is secured by a Second Deed of Trust on employee's residence. As of December 31, 1997, $595,000 was outstanding.

     The Company had a relationship with Beckman Coulter, a former affiliate. Prior to the acquisition of Coulter Corporation by Beckman Instruments, Inc. in 1997, all of the Company's stock was distributed to members of the Coulter family. Beckman Coulter had supplied the B-1 Antibody and certain other services at its cost in support of the Company's ongoing development of Bexxar. In addition, pursuant to a sublicense assignment agreement, the Company has agreed to reimburse Beckman Coulter for royalties due to third parties with respect to certain intellectual property rights sublicensed to the Company. Beckman Coulter also has the right, in lieu of receiving cash, to purchase shares of the Company's equity securities at the then current market value of such securities with respect to the first $4.5 million payable under the assignment agreement for royalties due upon commercial sale of product, if any, derived from these licenses. Included in research and development expense is $254,000 and $172,000 for the years ended December 31, 1996 and 1997, respectively and $291,000 for the period from inception (February 16, 1995) to December 31, 1995 related to services provided by Beckman Coulter and reimbursements to Beckman Coulter for license fees and supplies.

 9. STOCKHOLDERS' EQUITY

  Preferred Stock

     In January 1997, the Company completed its initial public offering of common stock under the Securities Act of 1933, in which approximately $31.3 million in net proceeds was realized (including net proceeds from the exercise of the underwriter's over-allotment option). Upon the completion of the initial public offering all of the Series A, B and C preferred stock outstanding converted into 6,599,287 shares of common stock. Also upon the completion of the offering, the Company's Certificate of Incorporation was amended to authorize 3,000,000 shares of preferred stock, none of which are issued or outstanding. The Company's board of directors is authorized to determine the designation, powers, preferences and rights of any such series. The company has reserved 200,000 shares of preferred stock for potential issuance under the Share Purchase Rights Plan.

  EQUITY INCENTIVE PLANS

     The 1995 Equity Incentive Plan (the "1995 Plan") was adopted in 1995 by the Board of Directors and allowed for the granting of options for up to 866,666 shares of common stock to employees, consultants and directors.

     In December 1996, the Board of Directors adopted the 1996 Equity Incentive Plan (the "1996 Plan") under which a total of 1,400,000 shares of the Company's authorized but unissued common stock has been reserved for issuance thereunder.

     Stock options granted under the 1995 and 1996 Plans (collectively, the "Plans") may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted to employees with exercise prices not less than the fair market value at the date of grant and nonqualified stock options may be granted at exercise prices of no less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. All options are to have a term not greater than 10 years from the date of grant. Options vest as determined by the

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Board of Directors, generally at the rate of 25% at the end of the first year with the remaining balance vesting ratably over the next three years (but not less than 20% of the total number of shares granted per year). The 1995 Plan terminated upon the closing of the Company's initial public offering in January 1997.

     Activity under the Plans was as follows:

                                                  OPTIONS OUTSTANDING
                                                ------------------------
                                    OPTIONS      NUMBER       EXERCISE       WEIGHTED-
                                   AVAILABLE       OF          PRICE          AVERAGE
                                   FOR GRANT     SHARES      PER SHARE     EXERCISE PRICE
                                   ----------   ---------   ------------   --------------
Shares authorized................     333,333          --   $         --       $   --
Options granted..................    (220,756)    220,756   $       0.30       $ 0.30
Options exercised................          --      (2,059)  $       0.30       $ 0.30
                                   ----------   ---------   ------------       ------
Balance at December 31, 1995.....     112,577     218,697   $       0.30       $ 0.30
Shares authorized................     533,333          --   $         --           --
Options granted..................    (658,492)    658,492   $0.30-$12.00       $ 1.99
Options exercised................          --     (35,551)  $0.30-$ 2.25       $ 0.41
Options canceled.................      19,333     (19,333)  $0.30-$ 0.75       $ 0.73
                                   ----------   ---------   ------------       ------
Balance at December 31, 1996.....       6,751     822,305   $0.30-$12.00       $ 1.64
Shares authorized................   1,400,000          --   $         --       $   --
Options granted..................  (1,010,100)  1,010,100   $8.50-$19.13       $10.83
Options exercised................          --     (77,358)  $0.30-$ 2.25       $ 0.59
Options cancelled................     106,063    (106,063)  $0.30-$10.75       $ 2.04
Options terminated...............    (100,314)         --             --           --
                                   ----------   ---------   ------------       ------
Balance at December 31, 1997.....     402,400   1,648,984   $0.30-$19.13       $ 7.29
                                   ==========   =========   ============       ======

     Options were exercisable to purchase 11,104 shares (at a weighted-average exercise price of $0.30 per share), 65,440 shares (at a weighted-average exercise price of $0.43 per share), and 222,201 shares (at a weighted-average exercise price of $1.90 per share) at December 31, 1995, 1996 and 1997, respectively.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Exercise prices for options outstanding under the Plans as of December 31, 1997 ranged from $0.30 to $19.13 per share. The weighted-average remaining contractual life of those options is 9.1 years.

                                               WEIGHTED-
                    OPTIONS OUTSTANDING         AVERAGE        EXERCISABLE OPTIONS
                 --------------------------    REMAINING    -------------------------
                               WEIGHTED-      CONTRACTUAL                WEIGHTED-
EXERCISE PRICE                  AVERAGE          LIFE                     AVERAGE
     RANGE        NUMBER     EXERCISE PRICE   (IN YEARS)    NUMBER    EXERCISE PRICE
--------------   ---------   --------------   -----------   -------   ---------------
$0.30-$0.75        292,082      $ 0.5545          8.1       127,266      $ 0.5039
$1.20-$2.25        288,970      $ 2.0078          8.9        64,813      $ 1.8785
$4.50-$8.50        198,332      $ 7.4849          9.2        16,722      $ 4.8189
$8.625-$8.625      524,400      $ 8.6250          9.6         3,000      $ 8.6250
$8.875-$18.50      207,800      $12.7359          9.3        10,000      $12.1875
$19.125-$19.125    137,400      $19.1250          9.9           400      $19.1250
                 ---------      --------          ---       -------      --------
                 1,648,984      $ 7.2917          9.1       222,201      $ 1.8985

     The Company has reserved 2,051,384 shares of its common stock for options to purchase common shares which may be issued under the Plans.

     In March 1996, 400,000 shares of common stock were purchased at $0.45 per share by an officer of the Company. The Company has the right to repurchase these shares under certain conditions. At December 31, 1997, 225,000 common shares were available for repurchase.

     The Company recorded deferred compensation expense for the difference between the exercise price and the deemed fair value for financial statement presentation purposes of the Company's common stock, as determined by the Board of Directors, for common stock issued and common stock options granted in 1996 and 1997. Such amount totals approximately $2,500,000 and are being amortized over the corresponding vesting period of each respective share purchase or option, generally four years.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value method with weighted-average risk-free assumptions for 1995 and 1996 of 5.94% and 6.06%, respectively. The weighted-average expected life of the options was approximately 4.9 years and 5.1 years for 1995 and 1996, respectively. The fair value of employee stock options granted subsequent to December 1996 was estimated at the date of grant using a Black-Scholes option pricing model for the single option approach with the following weighted-average assumptions for 1997: weighted average risk-free interest rate of 5.8%; volatility factor of the expected market price of the Company's common stock of 68%; and a weighted-average expected life of the option of 4.1 years from the granting date. No dividend payments are expected.

     The pro forma information required by SFAS 123 includes compensation expenses related to the Company's employee stock purchase plan and has also been calculated based on the fair value method using a Black-Scholes option pricing model using the weighted-average assumptions discussed above.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                   PERIOD FROM
                                    INCEPTION
                                    (FEBRUARY
                                    16, 1995)               YEAR ENDED
                                        TO                 DECEMBER 31,
                                   DECEMBER 31,    -----------------------------
                                       1995            1996             1997
                                   ------------    -------------    ------------
Pro forma (as adjusted) net
  loss...........................    $(2,994)        $(15,378)        $(27,296)
Pro forma (as adjusted) net loss
  per share......................    $ (1.28)        $  (2.65)        $  (2.68)

     The weighted average fair market value of options granted from the period of inception (February 16, 1995) to December 31, 1995, and for the years ended December 31, 1996 and 1997 was $0.08, $1.46 and $10.83, respectively. Because SFAS 123 is applicable only to options granted subsequentl to December 31, 1994, its pro forma effect will not be fully reflected until fiscal 1998.

  1996 Employee Stock Purchase Plan

     In December 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which employees can purchase shares of the Company's common stock based on a percentage of their compensation. The purchase price per share must be equal to at least 85% of the market value on the date offered or the date purchased. A total of 350,000 shares of common stock are reserved for issuance thereunder. At December 31, 1997, 33,152 shares had been issued under the Purchase Plan (none at December, 1996).

     The Company has reserved sufficient shares of its common stock, which may be issued under the Purchase Plan.

  Share Purchase Rights Plan

     In July 1997, the Company adopted a Share Purchase Rights Plan (the "Rights Plan"), commonly known as a "poison pill". The Rights Plan provides for the distribution of certain rights to acquire shares of the Company's Series A Junior Participating Preferred Stock (the "Rights") as a dividend for each share of common stock held of record as of August 20, 1997. Under certain conditions involving an acquisition or proposed acquisition by any person or group holding 20% or more of the common stock, the Rights permit the holders (other than the 20% holder) to purchase the Company's common stock at a 50% discount from the market price at that time, upon payment of an exercise price of $70 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of shares of common stock of an acquirer at a 50% discount from the market price at that time. The Rights have no voting privileges and are attached to and automatically trade with the Company's common stock. The Rights expire on July 30, 2007.

  Warrants

     In January 1997, the Company received approximately $3.1 million from the cash exercise of warrants to purchase 347,530 shares of its common stock and issued an additional 37,785 shares of its common stock upon the net exercise of warrants to purchase 151,173 shares of its common stock.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     As of December 31, 1997, a warrant to purchase 24,666 shares of common stock at an exercise price of $9.75 per share was outstanding and expires on or before dates ranging from December 6, 1996 through December 6, 2002.

     The Company has reserved sufficient shares of its common stock which may be issued upon the exercise of outstanding warrants.

10. INCOME TAXES

     As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $42,500,000. The federal net operating loss carryforwards will expire at various dates beginning in 2010 through 2012 if not utilized.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company's deferred tax assets are as follows at December 31 (in thousands):

                                                         1996        1997
                                                        -------    --------
Net operating loss carryforwards......................  $ 6,200    $ 14,900
Capitalized research and development..................      900       2,100
Research credit carryforwards (expiring
  2010 - 2012)........................................      100         600
Other -- net..........................................      100         100
                                                        -------    --------
          Total deferred tax assets...................    7,300      17,700
Valuation allowance...................................   (7,300)    (17,700)
                                                        -------    --------
Net deferred tax assets...............................  $     0    $      0
                                                        =======    ========

     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $6,200,000 during the year ended December 31, 1996.

------------------------------------------------------------
------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO BUY, OR SOLICITATION OF ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               --------------------

                                TABLE OF CONTENTS

                                      PAGE
                                      ----
Available Information................   2
Incorporation of Certain Documents by
  Reference..........................   2
Prospectus Summary...................   3
Risk Factors.........................   6
Use of Proceeds......................  15
Price Range of Common Stock..........  15
Dividend Policy......................  15
Capitalization.......................  16
Selected Consolidated Financial
  Data...............................  17
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  18
Business.............................  21
Management...........................  44
Underwriting.........................  48
Legal Matters........................  49
Experts..............................  49
Additional Information...............  50
Index to Consolidated Financial
  Statements......................... F-1

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                2,400,000 Shares

                                      LOGO

                                  Common Stock

                             ----------------------
                                   PROSPECTUS
                             ----------------------
                                 BT Alex. Brown

                               Hambrecht & Quist

                         Pacific Growth Equities, Inc.

                               Piper Jaffray Inc.
                                 July 31, 1998
------------------------------------------------------------
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